Exhibit 99.1


Annual Report
2002

New Skies
    Satellites

[graphic omitted]

                                                     [New Skies Satellites LOGO]

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New Skies Satellites, listed on Euronext Amsterdam and the New York Stock
Exchange, and one of only four global satellite communications companies, offers video, Internet, voice and data communications services to a range of broadcasters, Internet service providers and telecommunications companies around the world.


We combine the agility and resourcefulness of an entrepreneurial company with the technical and financial strength of an experienced operator to provide the highest quality communications services that enable our customers - and ourselves - to grow.

Contents
01
Highlights 2002

02-07
At a glance
[graphic omitted]

Global presence, Total reliability, Financial strength

08-09
Network review
[graphic omitted]

Solid engineering, reliability and open access

10-11
Chairman's letter
[graphic omitted]

New Skies has delivered strong and stable financial results every quarter of its existence and has preserved its strong balance sheet.

12-13
Year in review

14-17
Chief Executive's letter
[graphic omitted]

In 2002, we achieved solid financial performance, launched two new satellites to allow us to grow our future revenues and profitability, and took a number of other important steps to enhance shareholder value.

18
Management Board

19-28
Operating and financial review and prospects

29
Report of the Supervisory Board

30-31
Information regarding the members of the Supervisory Board

32
Responsibility for financial statements

33-59
Financial statements

60
New Skies offices

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Highlights 2002

Operational highlights


o Launched two state-of-the-art satellites,
  NSS-6 and NSS-7

o Repositioned the NSS-5 satellite for
  Pacific Rim coverage

o Significant expansion to, and upgrade
  of, global mediaport network

o Opened offices in Beijing and
  Hong Kong

o Launched share buyback program

$200.5m
Revenues

12%
Growth in contractual backlog to $706 million

11%
Growth in customer base

24%
Increase in number of countries served


Strong balance sheet

                                  Annual Report 2002 New Skies Satellites N.V. 1

At a glance



Global presence

Getting closer to our customers


Regardless of where our customers are, as a global satellite service provider, we are where they need us to be: everywhere. Our satellites collectively offer worldwide connectivities for more than 240 broadcasters, telecommunications companies and other users located in 78 countries. Our owned and affiliated mediaports located in every region of the world allow for access to both our global fleet and terrestrial facilities so customers can deliver their signals anywhere on the globe, using just one fully managed, completely secure and reliable network.

                                                                242 customers in
                                                                    78 countries

9 offices on 6 continents
[graphic omitted]


2 New Skies Satellites N.V. Annual Report 2002

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[photo omitted]

[photo omitted]

[photo omitted]

Samantha McCloskey, vice president of customer relations, Srini Prasanna, vice president of sales for India, the Middle East and Africa, and Thangaraj Durairaj, director of sales for the Indian Subcontinent work closely with our sales and engineering teams around the world to ensure that our customers have timely access to New Skies' commercial and technical expertise.


"There are two critical elements to commercial success in the diverse part of the world in which I work. One is the fundamental importance of trust in the relationship with your customers. And two is the ability to work together as partners, being flexible and helping customers quickly adapt their business strategies to changing market conditions."


Srini Prasanna

                                                              264 employees from
                                                          34 different countries

6 satellites and 9 owned
or affiliated mediaports


                                  Dubai/Middle East
                                  [graphic omitted]
                                  Annual Report 2002 New Skies Satellites N.V. 3

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At a glance



Total reliability

Our customers' success depends on it


In this tough market environment, one of the competitive advantages that telecommunications companies are emphasizing is network reliability. Our customers - be they broadcasters, telecommunications carriers or Internet service providers - rely on the robustness of our network for the vital services they provide to their own customers and users.


With a satellite availability standard of 99.998 percent in 2002, New Skies boasts one of the industry's most reliable communications networks.

Satellite availability - 99.998%
Los Angeles, USA
[graphic omitted]




4 New Skies Satellites N.V. Annual Report 2002

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[photo omitted]

[photo omitted]

[photo omitted]

Our satellite network is in safe hands with Steve Collar, manager of satellite planning and procurement, Stewart Sanders, manager of the satellite operations center, and Jim Budden, vice president of operations.


"New Skies has taken the lead in the industry as one of the only satellite operators specifying triple redundancy for critical satellite sub-systems. This is an increasingly important factor for our customers, whose businesses depend on our industry-leading reliability."


Steve Collar

                                                        Average years of related
                                                         experience of satellite
                                                           operations staff - 20

Available transponder
   hours - 1.2 million

                                  Annual Report 2002 New Skies Satellites N.V. 5

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At a glance



Financial strength

During 2002, we launched two new satellites, adding a significant amount of highly desirable capacity to our global fleet. As a result, we signed a number of important long-term agreements allowing us to increase our contractual backlog by 12 percent. Virtually debt free, we boast one of the strongest balance sheets in the industry. Our revenues continue to be well diversified across regions and services, enhancing our stability. In light of these solid fundamentals and our confidence in the strength of the business and our prospects going forward, we implemented a share buyback program that we believe will further promote shareholder value.


Hong Kong, China
[graphic omitted]




6 New Skies Satellites N.V. Annual Report 2002

                                                                   12% growth in
                                                             contractual backlog




67% more capacity





                                         Stable operating costs





                              All committed capital
                             programs - fully funded

                                  [graphic omitted]





                                  Annual Report 2002 New Skies Satellites N.V. 7

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Network review


An open network with global coverage


New Skies' global network has been built on the principles of solid engineering, reliability and open access. Growing rapidly, we launched two new satellites and signed up several new teleports in the last 12 months.

Strategically placed hubs collect and act as switches, routers and peering points for video, Internet, voice and data traffic, while our state-of-the-art satellites deliver that traffic to destinations worldwide. Earth and sky unite into a single, elegant and resilient network serving customers around the world.

The New Skies global network is an open system. We do not mandate customer equipment, encryption systems, proprietary technologies or special practices. We operate to open standards and accommodate our customers' signals and services at our teleports and on our satellites in whatever configuration they require.

The satellites
NSS-806
Primary distribution satellite for Spanish- and Portuguese-language programing.

With coverage of most of North America, Latin America and Western Europe, NSS-806 provides a television delivery network to almost all the cable systems in the Spanish- and Portuguese-speaking markets of the Americas and Europe. There are more than 140 video channels and a community of about 4,000 cable head ends on this satellite. NSS-806 also features high-power Ku-band coverage over urban areas of the Mercosur region (Argentina, Brazil, Paraguay and Uruguay) for corporate network communications.

NSS-7
New Skies' first new satellite since its creation in 1998.

NSS-7 is a state-of-the-art hybrid Ku- and C-band satellite providing enhanced coverage of the Americas, Europe, Africa and the Middle East. Launched on April 16, 2002, the spacecraft replaced

New Skies Satellites coverage map

[graphic omitted]

[photo omitted]


8 New Skies Satellites N.V. Annual Report 2002

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the popular NSS-K and NSS-803 satellites, combining the existing television and
Internet services on NSS-K with the substantial video and data traffic on NSS-803.

In high demand are connections for news traffic from the Middle East and North America to the television stations of Europe and Africa, direct-to-home (DTH) television transmission in Africa and government services across the Atlantic.

NSS-703
Cross-roads connectivity for Europe, Africa, Asia and Australasia.

This is one of our most highly-utilized satellites located at the desirable and well-established orbital location of 57 degrees east and covering a region with strong and growing demand. The range of services provided is enormous, reflecting the complexity of the television and telecommunications needs of its multiple regions. The satellite is in continuous demand from analogue and digital television broadcasters, PTTs and communications service providers. NSS-703 provides video links from Hong Kong and Australia to Europe and capacity for domestic Indian cable networks and voice and data traffic between Europe and India.

NSS-6
Launched December 17, 2002 - the new broadband multimedia satellite for Asia.

From the prime orbital slot at 95 degrees east, NSS-6's six broad Ku-band beams
- covering India, China, the Middle East (including Cyprus and Southern Africa), Australia, Southeast Asia and Northeast Asia - are capable of connecting more than 60 percent of the world's population.

This satellite is a sophisticated router in the sky that can be configured and reconfigured from our ground network in response to demand for video, Internet, voice and data applications.

NSS-5
Strategically placed to link North America with Pacific Rim markets.


NSS-803 completed its drift from the Atlantic Ocean region to replace the NSS-513 satellite at 183 degrees east in mid-December 2002.

Renamed NSS-5, the satellite forms a vital link in New Skies' global network, providing more robust capacity for Internet and data traffic as well as digital video transmissions throughout the Asia-Pacific region, with transoceanic connectivity between North America and the Pacific Rim. NSS-5 also serves the Pacific Island communities and ships at sea.


NSS-513
NSS-513 is presently not in commercial service. We are exploring opportunities for this satellite at this time.

The mediaports

To offer the easiest and most seamless access to our global satellite fleet from every region of the world, we have implemented a comprehensive strategy of partnering with leading teleport providers to complement our owned and operated gateways. The result is a worldwide mediaport network providing first-class connectivity to each of our satellites.

Our state-of-the-art Washington D.C. mediaport accesses the NSS-806 and NSS-7 satellites for services for the United States, Europe, the Middle East, Latin America, and Africa. The teleport's co-location facilities and local loop connectivity to several major metro video hubs and the terrestrial network enable the relay of voice, video and Internet transmissions between the Americas, Europe, Africa and the Middle East.

Our affiliated teleports in the United Kingdom and the Middle East extend this network further east, accessing the NSS-7 as well as the NSS-703 Indian Ocean region and NSS-6 pan-Asian satellites. The positions of these strategically located facilities mean that customers can transport television, Internet and voice traffic between the Eastern and Western Hemispheres.

For our Asian customers, our teleports in Hong Kong, Singapore, Perth and Adelaide allow intra-Asian traffic to flow on NSS-6. The Hong Kong and Australia facilities also access NSS-5 for Pacific Rim coverage and trans-Pacific connectivity to the West Coast of the United States, where customers may access this satellite via our hubs in Southern California and Washington state.

[graphic omitted]

"Regardless of where our customers are or where they need to go, we can provide the communications infrastructure and services to support them. We have the youngest and one of the most advanced and reliable fleets in the sky and have now added a network of strategically located gateways throughout the world to offer the most comprehensive and easiest access for our customers.

"Over the years we have helped our customers, who range from sophisticated engineers to business people who are new to satellite technology, to determine the optimal way to meet their diverse and evolving requirements."

Ian Wright, manager of network implementation

                                  Annual Report 2002 New Skies Satellites N.V. 9

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Chairman's letter

Dear Shareholder,

I am proud to send you this report, which not only highlights the company's many operational and financial achievements during 2002, but also communicates our vision for future growth.


Since beginning commercial operations in late 1998, New Skies Satellites has posted an impressive list of accomplishments. Over the past four years, its employees have established a world-class global satellite communications company, which now spans the world to place the company's resources - its satellites, its ground-based infrastructure, and its people - close to its customers. At the same time, New Skies has delivered solid financial results every quarter of its existence and has preserved its strong balance sheet.

                                            A world-class
                                         global satellite
                                           communications
                                                  company

[photo omitted]

Terry Seddon
Chairman

10 New Skies Satellites N.V. Annual Report 2002

               "Without question, the hallmark of 2002 from the perspective of a corporate board member was the heightened focus on fundamental principles of integrity, transparency, and governance."

The company's efforts culminated in 2002 with the launch of the NSS-7 and NSS-6 satellites, and the redeployment of the NSS-5 satellite to a new region. The company's newly launched satellites complemented its existing capacity to create the youngest fleet in the industry, serving every region of the world. In addition, by giving the company 67 percent more capacity available for sale heading into 2003, the launches of NSS-7 and NSS-6 have positioned the company for future growth that is unparalleled by its peers.

As you are aware, 2002 opened with the appointment of Daniel Goldberg as chief executive officer. Throughout the year, Dan has demonstrated his hands-on knowledge of the business and his commitment to the shareholders he serves, as well as a balanced, intelligent, and prudent approach for achieving organic and strategic growth. I would like to take this opportunity to congratulate Dan for his accomplishments during 2002 and to thank him for his unwavering focus and his commitment to enhancing shareholder value.

Without question, the hallmark of 2002 from the perspective of a corporate board member was the heightened focus on fundamental principles of integrity, transparency, and governance. Events in the United States and elsewhere served as vivid reminders of the serious consequences that can occur when a company - or its Board - loses sight of its fundamental responsibility to preserve, protect, and enhance shareholder value.

New Skies' Supervisory Board has benefited tremendously from the experience and integrity of its members, and from honest, candid and comprehensive communications between the Supervisory Board and Management. The Board now contains representatives from a diverse geographical base from both inside and outside the satellite communications realm; individuals with backgrounds in finance, management, sales, strategy, law, and government; and persons with a range of interests and perspectives. The Supervisory Board's audit and finance committee includes individuals with extensive financial expertise; together, this committee has worked hand in glove with the rest of the Supervisory Board to oversee the company's accounting and disclosure practices and ensure that you, the shareholders, are given an honest and straightforward picture of the company's performance and future prospects.

The Supervisory Board also has carefully monitored executive compensation matters to provide incentives for management that align their interests with shareholders and maintain their focus on sustained, real growth.

During the year, the Supervisory Board took two actions that are of particular importance to shareholders. First, in November we authorized Management to implement a share repurchase program for up to 10 percent of the company's then-outstanding shares. This initiative reflects our confidence in the strength of New Skies' business and prospects going forward. Because we believed that the company's share price did not reflect its true value, we concluded that the buyback would serve shareholders by accreting value to those who do not elect to sell and, at the same time, providing an exit path to those who do. As of December 31, 2002, the company had repurchased 5,194,030 shares, or approximately 40 percent of the total authorized, at an average cost of $3.72. As New Skies remains virtually debt free, the share buyback is being accomplished without constraining our ability to fund our remaining satellite procurement program or impairing our flexibility going forward.


Second, the Supervisory Board decided to begin expensing stock options, effective January 1, 2003, using the prospective method. We hope through this action to communicate to the company's shareholders our commitment to use all of the resources that have been entrusted to us wisely and prudently - even where accounting rules would have allowed us to treat some resources differently than others. We also believe that this change will give us more flexibility to design equity compensation structures that are tailored to meet the company's overall objectives.


As we head into 2003, I believe that your company is well positioned - in terms of its management and staff; its satellites and other infrastructure; its financial health; and its governance - to reap the rewards of what it has spent the past four years building. I am honored to serve as its chairman, and look forward to speaking with you at the upcoming meeting of shareholders.






/s/ Terry Seddon

Terry Seddon
Chairman

                                 Annual Report 2002 New Skies Satellites N.V. 11

Year in review

A year of
outstanding
achievement

Satellites

In 2002, New Skies increased its satellite resources in key markets by 67 percent, launching two new satellites and redeploying a third, enabling us to offer customers the highest quality satellite services worldwide.

[graphic omitted]
April 2002

NSS-7 is successfully rocketed into orbit to take over for two satellites in one orbital location, extending and enhancing coverage of the Americas, Europe, the Middle East and Africa. The deployment also allows New Skies to transition one of its satellites, NSS-5, to the Pacific Rim, upgrading the company's resources in two regions of the world through one launch.


November 2002

NSS-5 begins its 100,000 kilometer journey to an orbital position above the Pacific Ocean region after all of its customers have been seamlessly transitioned to NSS-7. One month later, the satellite replaces the aging NSS-513 and begins offering video, telecom and Internet services throughout the Pacific Rim as well as transoceanic connectivity between Asia and the West Coast of the United States.

[graphic omitted]
December 2002

Following a flawless launch, NSS-6 takes its place at one of New Skies' prized expansion orbital slots, 95 degrees east longitude, high above the Asian continent. From this ideal location, NSS-6 has a bird's eye view of more than 50 percent of the world's landmass and is capable of serving two-thirds of the world's population with high powered capacity for video, Internet, voice and data applications.

12 New Skies Satellites N.V. Annual Report 2002

Mediaports

Throughout the year, New Skies created a global network of mediaports to complement its advanced space-based communications infrastructure with the most comprehensive terrestrial connectivity and satellite access services.

[graphic omitted]

June 2002
New Skies finishes a complete enhancement to its Washington D.C. mediaport, which now offers access to the NSS-7 and NSS-806 satellites, and serves as a gateway between the Americas and Europe, Africa and the Middle East. The upgraded mediaport is equipped with state-of-the-art co-location facilities for customer hardware and is fully interconnected to the U.S. terrestrial network.


August 2002
New Skies signs an agreement with a U.K.-based teleport operator to offer access to its Atlantic and Indian Ocean region satellites, relaying video, Internet, voice and data traffic throughout the Americas, Europe, the Middle East, Africa, Asia and the Indian Subcontinent.


October 2002
A partnership with a Middle East teleport operator provides a gateway between the Eastern and Western Hemispheres, where U.S. and European broadcasters can send video programing over NSS-7 for onward distribution across Asia on NSS-6.


November 2002
At a prime location in Singapore, New Skies' Asian gateway provides premium turnaround services and excellent connectivity to terrestrial network infrastructures and Internet exchanges, allowing New Skies to offer seamless video, Internet and data transmissions between Asia Pacific, the Middle East, Africa and Europe via the NSS-703 and NSS-6 satellites.

New offices - new people

New Skies continued to attract experienced professionals, adding significant commercial, technical and market knowledge to an already strong sales force hand picked from throughout the industry.

[graphic omitted]

August 2002
Scott J. Sprague, a telecommunications sales executive with more than 20 years of experience, joins the company as its new senior vice president of global sales, leading the company's sales force located throughout nine offices around the world.

December 2002
To establish a foothold in the promising China market, New Skies opens an office in Beijing, appointing Yang, Yingmei as chief representative and sales director for Greater China.

New Skies also announces the appointment of Maurice Liu, vice president of sales for the Asia Pacific region.

Customers

New Skies achieved a 12 percent increase in its contractual backlog, giving us strong momentum for the new year and making us a standout in the industry. A number of significant customer contract wins enabled this industry achievement.

[graphic omitted]

For video services
BT Broadcast Services signs a multi-year agreement for capacity on NSS-7 to launch a new African direct-to-home (DTH) television service for Media Overseas, a unit of Vivendi Universal's group.

New Zealand-based broadcaster TVNZ Satellite Services doubles its capacity on New Skies' global satellite network.

China Central Television (CCTV) takes capacity on NSS-703 to broadcast coverage of the 2002 Asian Games, taking place in September and October.

The European Broadcasting Union signs up for capacity on NSS-7 to support its value-added television contribution services.

Pramer, a wholly-owned unit of Liberty Media and one of Latin America's largest cable programers, increases its capacity on the NSS-806 video neighborhood to support Pramer's international expansion plans.

The International Broadcasting Bureau takes additional capacity on NSS-703 to broaden and enhance its distribution of radio and television programing across the Indian Ocean region.

For voice and data services
Data Access, the first private international voice carrier licensed to operate in India, signs a $100 million agreement for capacity on two New Skies satellites, NSS-6 and NSS-703.

More than 500 towns and villages throughout the Dominican Republic are being linked by a rural telecommunications network being deployed by CODETEL, a Verizon company, using NSS-7.

CPR Marconi signs for capacity on NSS-803 for data applications between Portugal and the Azores.

Telenor uses NSS-803 for a variety of data applications between Norway and countries in Latin America and Africa.

For Internet services
Launching internationally, U.S.-based Microspace Communications, operator of one of the largest business satellite broadcasting networks in the world, chooses New Skies' NSS-7 satellite to broadcast real-time, IP-based information to thousands of locations throughout Europe and the Middle East.

Kuwait-based FalconStream signs for capacity on NSS-7 to expand their Internet services throughout Kuwait and Algeria.

Gulfsat, Kuwait's only VSAT operator, takes capacity on NSS-7 and NSS-703 to support services for universities and research institutions.

Three Internet service providers based in the former Yugoslavia increase their satellite capacity by up to 120 percent as a result of growing demand for their services.

                                 Annual Report 2002 New Skies Satellites N.V. 13

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Chief Executive's letter

Dear Shareholder,

In the opening pages of this annual report, we sought to capture the essence of New Skies. Unique among its peers, New Skies combines the agility and entrepreneurial spirit of a start-up with the technical, operational and financial strength of a well-established company.

Our achievements during 2002 reflect our continued commitment to capitalize upon these strengths in order to better respond to our customers' needs and deliver the services that will enable them - and, in turn, us - to grow. During the year, we launched two new satellites, providing 67 percent more capacity to fuel our future growth. At the same time, we avoided the pitfall of excessive growth, refraining from additional significant capital expenditures for expansion satellites and terrestrial facilities at a time of market uncertainty.

2002 was also a year in which we demonstrated our ability to endure - and grow - even during difficult times. Over the past four years, we have delivered strong and stable financial results, quarter after quarter, year after year. 2002 was no exception, and I am pleased to discuss below the year's highlights.

Solid financial results

Before turning to the important operational achievements we completed during 2002, I would first like to highlight the year's financial results.

2002 was a strong year for New Skies. Notwithstanding a very difficult economic environment, we delivered stable revenue, EBITDA, and net income results. Revenues for the year were $200.5 million, EBITDA was $110.3 million, and net income was $18.7 million, or $0.14 diluted earnings per share, prior to the effect of our adoption of a new accounting standard relating to the

                                                                     Capacity to
                                                                     fuel future
                                                                          growth


                                    "Over the past four years, we have delivered strong and stable financial results, quarter after quarter, year after year."



[photo omitted]

Daniel S. Goldberg
Chief Executive Officer

14 New Skies Satellites N.V. Annual Report 2002 treatment of goodwill. After giving effect to a one-time, non-cash write-down of $23.4 million due to the introduction of this new standard, net loss for the year was $4.6 million, or $0.04 diluted loss per share.

As we had anticipated at the year's outset, 2002 was a year in which it was not possible to replicate the growth we had achieved in prior years. This was the result of three factors. Perhaps most importantly, as is all too well known, 2002 was a challenging year, characterized by tepid demand, strong competition, and a weak economic climate both generally and within the telecommunications sector. Second, and more specific to New Skies, during 2002 we transformed our in-orbit fleet, launching two new satellites and repositioning a third to serve a new region. Although these actions will contribute to New Skies' long-term success by giving the company substantially more capacity to sell going forward, during 2002 they meant that we needed to idle a meaningful portion of our fleet in order operationally to make the changes. Finally, during 2002 we experienced two changes below the EBITDA line: first, our depreciation expenses rose significantly following the launch of NSS-7, and second, we were no longer able to earn interest income due to our use of the proceeds from our initial public offering to fund our satellite procurements.

Yet, while we could not deliver growth during 2002, we were able to deliver stability. We recognized the 'bridge' nature of 2002 at the outset of the year and managed our operations in two important ways. First, and most importantly, we were clear in communicating our prospects with you, our shareholders, as well as with the financial analysts and others who follow the company. I am pleased to report that our 2002 results were fully consistent with our original guidance for the year; indeed, in terms of earnings per share, we came in at the top end of our guidance range, excluding the goodwill write-off. Second, we closely managed our costs, thereby ensuring that we delivered to our shareholders the maximum benefit of the revenues we were able to capture.

Q&A
Daniel S. Goldberg

Q. Why are you optimistic that you can sell in a market environment characterized by over-capacity and soft demand?

The tough market conditions that exist today have been in place for close to two years now. We've performed well over this period and that gives us confidence going forward. Our confidence is bolstered by the new desirable satellite capacity we put in place at the end of last year. Lastly, we don't operate in a homogenous market. Although demand is soft in some regions, there are certain markets and regions where demand remains strong and we're focusing our efforts in these areas.

Q. How do you compete against fiber when there is already plenty of fiber capacity and prices are so low?

Because fiber and satellites have very different transmission characteristics, I see them as largely complementary rather than competing technologies. Fiber, on one hand, is the most cost-effective medium for point-to-point transmissions. Satellite, on the other, excels when you need to broadcast signals from one point to many locations. It also offers a very cost-effective, ubiquitous and rapidly deployable infrastructure for connecting destinations in remote areas beyond the reach of fiber networks or for applications that can't wait for fiber.

At New Skies, we understand these differences and, in fact, we are ourselves a consumer of fiber capacity. We have become adept at creating hybrid services - part satellite capacity and part terrestrial facilities, including fiber capacity - that exploit the advantages of both transmission mediums. It all depends on the requirements of our customers and determining the most cost-effective, efficient and highest quality solutions to meet those requirements.

Q. How can you compete against the larger satellite companies?

Over the course of our history, we've delivered impressive growth in all the important performance categories. Although revenues were down in 2002, that was consistent with a broader industry trend. Importantly, we grew our contractual backlog 12 percent in 2002, which makes us a stand out with regard to this important performance metric. Last year, we launched two powerful new satellites offering some of the industry's most comprehensive coverage and flexible beam configurations, which means we can dynamically allocate capacity across different beams in response to changing market conditions. This powerful new capacity, combined with our operational agility and strong customer focus, will allow us to continue to compete effectively in the market.

Q. Why are you conducting a share buyback program?

Put simply, we felt our shares were undervalued and, given our strong confidence in the company's prospects and in the fundamentals of the underlying business, we decided this program would be the most productive use of our capital while enhancing value for our shareholders. Because we have a strong balance sheet and cash flow, we can buy all 13 million shares authorized under the buyback program and still have adequate funding for our present satellite expansion program as well as to maintain our strategic flexibility going forward.

                                 Annual Report 2002 New Skies Satellites N.V. 15

Chief Executive's letter


[graphic omitted]
[graphic omitted]
[graphic omitted]

"The diversity of our revenues across geography and service applications will allow us to capitalize upon growth wherever it occurs and will help shield us from downturns in any one region or market."

Positive momentum

2002 was important not only in terms of the financial results we delivered for the year, but also - or, indeed, perhaps even more so - because we succeeded in putting in place the foundation for our future growth.

I am pleased to report that during 2002 we not only maintained, but actually grew, our order book. Over the course of the year, we increased our backlog by 12 percent, ending the year with $706 million in contractual backlog for future services. This substantial growth in backlog is the result of a diverse portfolio of important customer agreements that we signed throughout the year, and has allowed us to enter the new year with the confidence one can derive from a committed, stable future revenue stream.

The confidence we draw from our backlog is strengthened by the well-balanced nature of our revenues, both geographically and in terms of service applications. As detailed elsewhere in this annual report, our customers are spread across every region of the globe, from North America and Latin America, through Europe, India, the Middle East and Africa, to Australia and Asia. Similarly, we derive our revenues in roughly equal proportion from three broad segments of the telecommunications industry - 41 percent from video transmissions for broadcasting, cable, and other entertainment media; 32 percent from data and voice transmissions for government and corporate communications networks and international carriers; and 27 percent from the transmission of Internet content for Internet service providers and other networks using Internet-based protocols. The diversity of our revenues across geography and service applications will allow us to capitalize upon growth wherever it occurs and will help shield us from downturns in any one region or market.

From an operational perspective, we used 2002 to augment our in-orbit and ground-based resources in order to better serve our customers.

Through our satellite launches, we increased our in-orbit capacity by 67 percent and transformed our satellite fleet into the youngest global fleet in the satellite industry. NSS-7, now serving customers from the Americas, Europe, the Middle East and Africa, replaced two of our inherited satellites and provided much-needed expansion capacity throughout this important region. NSS-6, covering the Indian Subcontinent, the Middle East, Asia and Australia - home to two-thirds of the world's population - is one of the most technically advanced, powerful and flexible satellites ever launched. And NSS-5, which replaced the aging NSS-513 satellite following NSS-7's launch, has given us strong coverage of the western portion of the United States and the Pacific Rim. As is the hallmark of New Skies' satellites, we designed both NSS-7 and NSS-6 to allow us to assign our capacity dynamically throughout the life of the satellites, giving us the flexibility to shift our in-orbit resources to reflect changing demand patterns and to respond to our customers' needs as they develop over time.

To help both New Skies and our customers exploit our satellites, we also expanded our ground network. First, we completed enhancements to our Washington mediaport, which, in addition to providing access to the U.S. market, 24 X 7 customer service and state-of-the-art co-location facilities, also offers full connectivity to the North American fiber network. Elsewhere around the globe, we continued our strategy of partnering with industry leaders, signing new or expanded agreements with London-based Kingston inmedia, ST Teleport in Singapore, and Satlink

[graphic omitted]

New Skies' Washington mediaport serves as a gateway between the Americas and Europe, Africa and the Middle East.

16 New Skies Satellites N.V. Annual Report 2002

[photo omitted]

The NSS-7 satellite is successfully launched aboard an Ariane 4 rocket.

in the Middle East. Together with teleport operators Verestar and WilTel in the western United States as well as our own teleports in Australia, and Hong Kong-based Reach, which joined our network early in 2003, these teleports provide a comprehensive global network allowing our customers to access our satellites from any region of the world.

Prudent growth

As proud as I am of what we did in 2002, I am equally proud of what we declined to do. We avoided the pitfall of investing too heavily or aggressively in growth
- whether in-orbit, on the ground, or in the M&A arena. Consequently, we leave 2002 having preserved our virtually debt-free balance sheet, with more than enough existing funding to meet all of our committed future capital expenditures, and with a portfolio of new capacity that will fuel our growth going forward.

As we announced early in 2003, we also have refined our future capital program by redesigning our NSS-8 satellite to be sent to the Indian Ocean region as a replacement for our NSS-703 satellite rather than launched to a new orbital location over the Americas.

This move will give us a new, very high-powered satellite to meet existing and future demand throughout this growing region, a region in which we already have a leading market presence. It also will position us to become free cash flow positive in 2003, one year earlier than originally anticipated, and avoid the risks inherent in launching a large and powerful satellite into a new orbital location over a still-struggling market.

Shareholder focus

During 2002, we augmented our efforts to grow the business over the long term with a focused effort to return value to shareholders in the nearer term through a share repurchase program. Quite simply, the share buyback reflects our confidence in the strength of the business and our continued optimism regarding our commercial prospects going forward. In addition, we believe it has served our shareholders by providing an exit path to those who wish to sell and, at the same time, accreting value to those who choose to remain our owners. By the end of 2002, we had repurchased approximately 5 of the 13 million total shares authorized to be repurchased as part of the repurchase program.

[photo omitted]
[photo omitted]

1. NSS-7 has been built with triple redundancy for critical satellite sub-systems. 2. New Skies' payload operations center is one of the world's most advanced.

A future of growth

Looking forward, I am confident that we will be able to leverage our new satellite capacity to achieve meaningful revenue growth. As I am also committed to maintaining tight cost controls, our revenue growth should translate into significant growth in EBITDA. And although we anticipate that net income will be slightly down in 2003 as a result of higher depreciation expense associated with NSS-6 and NSS-7, we expect to grow our profitability thereafter as we increase the utilization of our new capacity. In addition, although New Skies remains focused first and foremost on realizing its ability to grow organically, we are also well-positioned to take advantage of any promising strategic opportunities that may arise.

With significant desirable satellite capacity to market; a first-class terrestrial infrastructure that complements our state-of-the-art satellite fleet and expands our service offerings; a contractual backlog of more than $700 million; virtually no debt; and - perhaps most importantly - a lean, focused, talented and dedicated team with a commitment to serving our customers and enhancing shareholder value, I anticipate that 2003 will be a great year for New Skies. I look forward to reporting to you on our successes in this regard at our Annual Meeting of Shareholders in May, and in next year's Annual Report.







/s/ Daniel S. Goldberg
Daniel S. Goldberg
Chief Executive Officer

                                 Annual Report 2002 New Skies Satellites N.V. 17

Management Board
[graphic omitted]

01 Daniel S. Goldberg

Chief Executive Officer

Daniel S. Goldberg has been with New Skies Satellites since its creation. He was a member of the three-person team that established the company in November 1998. Mr. Goldberg initially served as general counsel and later as chief operating officer before assuming the role of CEO in January 2002.

Mr. Goldberg joined New Skies from PanAmSat Corporation, where he was vice president of government and regulatory affairs and associate general counsel. In addition to managing PanAmSat's Washington, DC office, he was responsible for legislative and regulatory activities at both the domestic and international levels.

Prior to PanAmSat, Mr. Goldberg was an associate with the telecommunications law firm Goldberg, Godles, Wiener & Wright, as well as with Covington and Burling. While in private law practice, he represented a range of companies, including satellite operators, wireless service providers, broadcasters and computer manufacturers, on commercial and regulatory matters.

Mr. Goldberg earned an undergraduate degree from the University of Virginia, graduating with highest honors, and a law degree from Harvard Law School, where he graduated cum laude.

02 Rudo Jockin

Executive Vice President, Sales & Marketing

Rudo Jockin is New Skies' executive vice president of sales and marketing. He joined the company in February 1999 after nearly 15 years with the Dutch telecommunications carrier, KPN, where he held several senior management positions within the company, including sales and marketing director for KPN Telecom Broadcast. Mr. Jockin represented KPN on the board of signatories of EUTELSAT as well as at the Inter-union satellite operations group. Mr. Jockin was also instrumental in creating Intrax, the first international satellite newsgathering company in The Netherlands.

Mr. Jockin holds a law degree from the University of Leiden, as well as a master's of law degree from the University of Virginia.

03 Andrew M. Browne

Chief Financial Officer

Andrew M. Browne is chief financial officer for New Skies Satellites. Prior to joining New Skies, Mr. Browne served as vice president and chief financial officer of Intelsat, where he was responsible for the company's financial operations and was instrumental in creating the financial plan for New Skies.

Previously, Mr. Browne was director of finance, worldwide finance operations and strategic marketing for Advanced Micro Devices, Inc. (AMD), based in Sunnyvale, California. While working for AMD, he received the CFO International Award and the Chairman Special Award for Achievement.

Mr. Browne holds an undergraduate degree from Dublin College of Commerce and a master's of business administration from Trinity College in Dublin. He received his CPA from the Institute of Certified Public Accountants of Ireland.

04 Timothy L. Cowart

Senior Vice President, Corporate Development

Timothy L. Cowart has served as New Skies' senior vice president of corporate development since March 1999. Prior to joining the company, he worked at PanAmSat Corporation, serving first as director of financial planning and then as vice president of business development.

Mr. Cowart joined PanAmSat from Hughes Electronics Corp., where, as a senior associate of corporate development, he was involved in a number of corporate acquisitions and divestitures, including the merger of PanAmSat and Hughes Communications, Inc.

Mr. Cowart received his bachelor of science degree in finance and accounting with honors from Menlo College, in Atherton, California. Mr. Cowart also earned a master's in business administration with a concentration in finance from the University of Southern California in Los Angeles, California.

05 Mary J. Dent

General Counsel

Mary J. Dent joined New Skies as general counsel in March of 2000. Before joining New Skies, Ms. Dent practiced telecommunications law with the U.S. law firm Goldberg, Godles, Wiener & Wright. Ms. Dent's primary areas of expertise were in the fields of satellite communications, computer/information technology, broadband and advanced services, unlicensed technologies, and the regulation of telecommunications equipment.

Previously, Ms. Dent worked in various capacities for satellite communications companies Hughes Communications Inc. and Equatorial Communications Co. She also served as a counsel for U.S. Senator Edward M. Kennedy.

Ms. Dent received a bachelor's degree in economics from the University of California, Los Angeles and her juris doctorate from Stanford Law School, from which she graduated Order of the Coif and With Distinction.

06 Stephen J. Stott

Chief Technology Officer

Stephen Stott, PhD is chief technology officer at New Skies. Prior to joining New Skies, Dr. Stott was director of satellite engineering at Intelsat, where his primary responsibilities included technology staff management, launch mission planning, in-orbit testing, monitoring of satellite construction, and in-orbit engineering operations.

Dr. Stott has held many other distinguished positions, including manager of spacecraft engineering at Comsat and head of engineering analysis at Hughes Aircraft Company. While working for Hughes and Comsat he was also a part-time California State University lecturer/adjunct professor.

Dr. Stott received his bachelor of science degree in mechanical engineering from the University of California, Berkeley, and holds numerous degrees from the University of Southern California, Los Angeles, including a master's degree in aerospace engineering as well as mechanical engineering, and a doctorate in applied mechanics.

18 Annual Report 2002

Operating and financial review and prospects

In November 2002, we launched a share buyback initiative to repurchase a total of 13 million shares as a way to provide additional liquidity to our shareholders.

Andrew M. Browne
Chief Financial Officer

[photo omitted]

Overview

We are a global satellite telecommunications company that owns and operates six in-orbit satellites, and has one additional satellite under construction. We provide satellite-based transponder capacity for the transmission of video signals, data and telephone traffic, and Internet access services. We also offer ground-based services in conjunction with our satellite capacity in order to provide our customers with end-to-end communications services for certain applications.

Revenues

In 2002 we had revenues of $200.5 million. earn revenues by providing transponder capacity, or a combination of transponder capacity and terrestrial facilities and services, customers to allow them to transmit and signals using our satellites. We currently provide transponder capacity on fixed-term and occasional-use bases. recognize revenues on a straight-line over the period during which satellite are provided.

The chart above presents our estimate, on our analysis of frequency plans supplied by our customers, of the percentage of our total revenues in 2002 attributable to each of the three broad categories of content for which our customers used our services.

As the chart shows, our revenues are well-balanced across these three categories of demand. Video transmission represented largest source of revenues in 2002 followed by data and voice services. Internet connectivity and other transmissions using Internet formats accounted for the remainder of our revenues.

Diversity of products 2002
[graphic omitted]
---------------------------
A Video                 41%
---------------------------
B Data and voice        32%
---------------------------
C IP                    27%
---------------------------

Data and voice services have contributed a significant and growing portion of our revenues, increasing from 20% of total revenues in 2000 to 32% in 2002. We expect continued demand for our data and voice services in 2003, driven in part by government requirements for these services and in part by increasing requirements for international long-distance voice services from newly authorized service providers in countries undergoing telephony deregulation. These sources of demand have helped to counter-balance the general trend toward the use of fiber optic networks for voice services, and we expect that this segment will continue to contribute to our revenues over time (although possibly at declining levels).

Revenue drivers

The primary drivers of revenues in the satellite communications industry are the supply of suitable capacity - i.e., capacity that is capable of providing the desired communications links between two or more different points - and the level of demand for that capacity.

The supply of suitable capacity is driven by two principal factors:
o the availability of unused existing satellite capacity and the launch of new satellites serving the relevant region; and
o the availability of capacity offered by ground-based competitors that is suitable for serving a given communications requirement.

                                 Annual Report 2002 New Skies Satellites N.V. 19

Operating and financial review and prospects

Both we and our competitors build and launch new satellites to replace existing satellites and to provide new geographic or frequency coverage. Because the entry into service of any new satellite can add a significant amount of capacity, the increase in supply can outstrip demand for some period following launch. We try to mitigate this risk by working to sell the capacity of a new satellite to customers before it is launched and by employing a business model that makes reasonable assumptions about the speed with which we will be able to sell capacity on a new satellite. More generally, we try to mitigate the risk of over-supply of satellite capacity by designing our new satellites with better performance characteristics and greater flexibility than other satellites. As such, we design new satellites with flexibility to address different markets in a dynamic manner as demand patterns shift, while focusing our new capacity on regions and communications routes with high demand.

We also try to mitigate the risk of oversupply of satellite capacity by enhancing the attractiveness of our satellites to potential customers in other ways, such as through the creation of a video distribution 'neighborhood'. If a satellite carries video content that is in high demand, then an increasing number of ground-based receiving antennas will be dedicated to that particular satellite to receive the popular video signal. If a high number of receiving antennas are installed to receive the signal from the satellite, then the satellite has created a 'neighborhood' that is desirable to other broadcasters of video content because a large number of their potential customers already have antennas dedicated to that satellite. Accordingly, the remaining available capacity on the satellite that can serve the neighborhood becomes more desirable to the satellite operator's customers and prospective customers.

As noted above, the second source of supply is ground-based competition, such as fiber optic networks. Where ground-based networks exist, and when new networks are brought into service, they typically are able to provide large amounts of bandwidth at very low rates. Ground-based capacity and satellite system capacity, however, are not perfect substitutes. The ability to provide desirable communications links between different points (for example, between various corporate offices or between a video programer's production facility and cable operators' local networks) is driven by the design of a satellite- or ground-based network. Capacity can be used for transmissions only along the particular communications routes or in the areas that the capacity connects. We call the ability to provide transmission capacity between different places 'connectivity', and the desirability of a given connectivity drives the value of that particular capacity. The connectivities of a satellite network are determined principally by the geographic coverage of the satellites and the frequencies in which they transmit signals. The connectivities of a ground-based network are determined principally by the geographic route along which it travels, such as a cable between New York and London. A ground-based network can only transmit a signal along the route that it physically travels, which we call 'point-to-point' connectivity. A satellite network has the advantage of being able to connect multiple points with a single transmission because satellites, in essence, 'blanket' an entire coverage area with their signal, which we call 'point-to-multi-point' or 'broadcast' connectivity.

We try to avoid competing with ground-based services by focusing on regions where such ground-based services are not available, and on services (particularly point-to-multi-point or broadcast services) where satellites have a competitive advantage. In addition, we seek to provide services to customers who desire a combination of ground-based and satellite services, for redundancy or other reasons.

Demand is principally driven by economic conditions, both generally and within a particular geographic area or product/service market. Economic growth fuels new demand for capacity as society seeks increasing access to news, entertainment and other forms of media rich content. For example, in healthy economic environments people may purchase more televisions or personal computers. Increased television viewership raises demand for additional video content provided by television broadcasters, who then need to purchase more capacity to transmit their increased programing. Increased personal computer use may increase demand for Internet services provided by local Internet Service Providers, which similarly then need to purchase more capacity to transmit their data packets. Demand for other applications, such as data and telephony services or the establishment of private telecommunications networks used by businesses, also is driven by general economic conditions, both globally and in specific regions.

Another key driver of demand for capacity is regulatory access to new markets. As communications markets are liberalized, competition generally increases, with two consequences. First, the new competitors desire capacity upon which to establish their new networks. Second, competition tends to place downward pressure on prices; as prices decline, a larger number of customers in the newly liberalized markets are able to afford communications services. Declining prices and increased competition, moreover, may encourage consumers to demand improved access to and a broader selection of telecommunications and video services. Demand also can be driven by events of a shorter-term nature, such as major sporting events (for example, the Olympics or World Cup) or events of a newsworthy nature.

The continuation of past trends for growth, such as the growth of the Internet and video programing offerings, are uncertain. In 2002 approximately nine satellites were launched that could reasonably be expected to compete, at varying levels, with our own satellites. We anticipate, on the basis of publicly available information, that 17 such

20 New Skies Satellites N.V. Annual Report 2002 satellites could be launched by our competitors in 2003. Certain of these satellites are replacement satellites, although they may have incremental capacity. As satellites take roughly three years to procure, build and launch, the satellites that were launched in 2002 and 2003 were, in all likelihood, contracted for a number of years ago. The introduction of this new capacity, particularly in the current economic environment and in light of existing capacity that remains available on some pre-existing satellites, could place downward pressure on pricing and/or result in a slower uptake on the capacity we are offering.

In light of the fact that there is excess satellite capacity in many markets today, a significant number of commercial satellite operators have announced their intention to put their expansion plans on hold. Consistent with such announcements, publicly available information indicates that only two commercial satellite orders were placed in 2002.


New Skies was created in 1998 and, at that time, was transferred five operational satellites. From 1998 to 2002, our growth resulted from our ability to sell the unused capacity on these satellites. During 2002, however, we expanded our fleet by launching two new satellites and redeploying a third. NSS-7, launched in April, replaced one satellite at the end of its life and freed a second, NSS-5 (formally referred to as NSS-803) for re-deployment to the Pacific Ocean Region. NSS-6, launched in December 2002, provides new capacity for us to utilize in the Asia Pacific region. We plan to launch another satellite, NSS-8, in late 2004. NSS-8 will be used to replace an existing satellite in the Indian Ocean Region, giving us both a newer, more competitive satellite in that region and incremental capacity to be able to satisfy future growth. NSS-7 became available for new services in late August 2002, after we had completed the process of transitioning services onto it from the two satellites it replaced. NSS-5 completed its drift to the Pacific Ocean region in mid-December, and NSS-6 entered commercial service in early 2003.

Looking forward, we expect our revenues in 2003 and beyond to reflect the addition of this new capacity. Together, these new satellites give us approximately 67% more capacity to sell. We believe that our new satellites are commercially attractive, given their relatively high power levels, good connectivities, and flexibility that will allow us to allocate capacity over time to areas in which demand exists.

Our growth also relies in part on our ability to sell bundled services. These services involve combining our transponder capacity with ground-based services, such as transmission of signals from the earth to a satellite and providing ground-based connections to the Internet. We believe that our ability to provide those services will allow us to address a broader marketplace by supplying services to customers further down the signal distribution chain. We further believe, based on our experience with providing these services, that this will provide us with an opportunity to capture incremental revenue that we could not generate from the supply of satellite-based transponder capacity alone. We provide bundled services using both our own facilities as well as third-party facilities. In 2002, we entered into agreements with service providers in Hong Kong, the Middle East, Singapore and the United States that will expand the range of bundled services we are able to offer to our customers.

Pricing also affects our revenues. Various market forces, which differ by region, affect our pricing of transponder capacity. We sell our available capacity at prevailing market prices, which vary with the connectivity and neighborhood, the amount of capacity required, and the duration of the service under contract. In general, we price contracts of shorter duration and for less capacity on a higher cost-per-unit capacity basis than contracts of longer duration and for more capacity. Prior to 1999, the majority of our contracts were for video transmission, which generally had an average duration of five years and were for capacities of 18 MHz or greater. Over the past several years, we observed increased customer demand for services related to the transmission of voice and data and Internet-related content, with capacity requirements of typically 1-2 MHz and contract durations of three years or less. That said, the majority of our revenues in 2002 continue to reflect contracts with average duration of three years or greater with the weighted average duration of our backlog as of December 31, 2002 reflecting approximately 6.7 years. For new contracts concluded during 2002, our average rates per transponder (expressed in 36-MHz units) were approximately $1.5 million per year. These rates were 50% higher than the per transponder rates we inherited from INTELSAT, but less than the approximate $1.7 million average per transponder rate for similar contracts that we had concluded in the years since our inception but prior to 2002. Based on our analysis of market trends, we believe the decrease in average per-transponder pricing is a result of difficult economic conditions during 2002, significant competition from other operators, and incentives given to customers to commence services on one of our newest satellites, NSS-7.

We continue to market and sell long-term contracts in order to provide greater stability and certainty regarding our revenues going forward. During 2002, we succeeded in increasing our customers' contractual service commitments, or backlog, from $631 million at December 31, 2001 to $706 million at December 31, 2002. (See '- Backlog'). Among the market segments that we serve, video and data customers tend to enter into multi-year

                                 Annual Report 2002 New Skies Satellites N.V. 21

Operating and financial review and prospects

contracts, while Internet customers tend to prefer shorter-term contracts. We anticipate that, consistent with our prior experience, a number of our Internet customers will renew their commitments and increase the amount of our capacity they use as their businesses grow, although some Internet and other customers may not renew contracts for various reasons.

We derive our revenues from customers spread around the globe. The chart below sets forth the geographic source of our revenues in 2002, based on the sales region. Many of our customers purchase capacity to provide services outside of their home country. As a result, this distribution may not reflect actual traffic flow on our satellites.

Geographic diversity of revenues 2002
[graphic omitted]
---------------------------
A North America         37%
---------------------------
B Europe                20%
---------------------------
C India, Middle         23%
   East and Africa
---------------------------
D Latin America         13%
---------------------------
E Asia Pacific           7%
---------------------------

We believe, based on our analysis of market trends, that we will continue to see revenue growth from all regions as we sell capacity on our newest satellites launched in 2002, NSS-6 and NSS-7, as well as the NSS-5 satellite, which we relocated to the Pacific Ocean Region. While we will continue to market our services in all geographic markets, we expect that revenues from customers in Asia Pacific, India, the Middle East and Africa will form a greater proportion of our revenue mix in the future, due to the arrival of incremental capacity in these regions from NSS-5 and NSS-6 and, ultimately, NSS-8.

Expenses

Our ongoing operating expenses include our cost of operations, selling, general and administrative expenses and depreciation. Our cost of operations includes costs associated with:

o tracking, telemetry, control and payload management operations for our satellites;

o fiber optic and teleport services associated with the provision of bundled services;

o in-orbit insurance for our satellites; and

o the costs associated with our own operations and engineering infrastructure.

Selling, general and administrative expenses include costs associated with:

o our sales and marketing and administrative staff;

o travel, office and occupancy costs; and

o other related expenses.

Depreciation includes the costs associated with the depreciation of capital items, principally our satellites.

In 2000, we began to perform our own payload management operations for all of our satellites, and during 2001 we successfully assumed operational control for the NSS-5, NSS-703 and NSS-806 satellites, activities previously performed by INTELSAT. We are currently fully monitoring and operating these satellites using our own tracking, telemetry and control facilities, and our ongoing net savings achieved from bringing these activities in-house are reflected in the results of operations in 2002. We also perform tracking, telemetry, control and monitoring services for our newest satellites, NSS-7 and NSS-6, and expect to perform these services for NSS-8 once it has been delivered to us in-orbit.

As discussed in the previous section, we believe that by providing bundled services we can capture incremental revenue that we could not generate from the supply of satellite-based transponder capacity alone. Additionally, offering bundled services allows us to seek new customers and gain access to developing markets. In order to provide bundled services, however, we incur the costs of operating our owned teleports and generally must incur additional third-party ground infrastructure costs. In 2002, we noted an incremental rise in ground infrastructure costs. To a significant extent, however, the third-party costs are correlated with actual services and can be scaled to reflect actual sales success.

We believe that we have achieved a critical mass with respect to our operations and staff, with the result that we do not anticipate significant increases in these expenses in the near term except for effects of insurance markets and related impact on in-orbit insurance, and from additional third-party costs as we provide incremental bundled services to our customers, as mentioned above. To the extent that our operations and sales infrastructure is in place, we consider this aspect of our business to represent a largely fixed cost.

Depreciation is our single largest expense. Because we depreciate our satellites on a straight-line basis over their anticipated commercial lives, depreciation expense is generally constant from year to year unless we launch a satellite or a satellite reaches the end of its depreciable life. Depreciation of a satellite starts when it enters operational service, which begins upon successful completion of in-orbit testing. In 2002, we placed one new satellite, NSS-7, into service and took one existing (although fully depreciated) satellite out of service. This resulted in a significant net increase in depreciation expense beginning in second half 2002. We launched our NSS-6 satellite in December 2002, which became operational in the first quarter 2003. Consequently, depreciation expense will increase substantially in 2003 as a result of the full-year effect of the NSS-7 depreciation and the partial year effect of the NSS-6 depreciation. We are constructing one additional satellite, NSS-8, which is planned for launch in late 2004. This new satellite will involve significant capital expenditures and will further increase depreciation charges once it is placed into service. As we add new satellites to our fleet, we will also incur additional costs for launch insurance and in-orbit insurance.


Backlog

We provide customers with satellite transponder capacity for contract periods varying from less than one year to 15 years. At December 31, 2002, we had a contractual backlog for future services of approximately $706 million. Of this amount, which we do not recognize as revenue until we actually perform the services, approximately $601 million, or 85%, relates to obligations provided under non-cancelable agreements. The remaining backlog relates to preemptible capacity contracts that have cancelation options,

22 New Skies Satellites N.V. Annual Report 2002 subject to the payment of early termination penalties. We cannot rule out the possibility we could face contract terminations arising in the normal course of business or as a result of other market forces.

As of December 31, 2002, the average remaining duration of our contracted backlog, based on a simple average of our order book, was approximately 2.2 years. On a weighted average basis, the average remaining duration of our contracts was approximately 6.7 years.

Results of operations

Table 1 sets forth, for the periods indicated, certain items in the consolidated statements of operations, reflected as a percentage of revenues.

Year ended December 31, 2002 compared to year ended December 31, 2001

Revenues

Our revenues for the year ended December 31, 2002 were $200.5 million, a decrease of $8.5 million, or 4%, from $209.0 million for the year ended December 31, 2001. The decrease for the year is principally the result of the prevailing difficult market conditions, as well as the unavailability of some of our capacity for service during the transition of traffic from the NSS-K and NSS-5 satellites to NSS-7, which went into commercial service in August 2002, and the subsequent migration of NSS-5 to the Pacific Ocean region, completed in December 2002.

Our station-kept satellite fleet fill rate for satellites available for service at December 31, 2002 was 67% as compared to 65% at December 31, 2001. Fill rate is defined as the number of our revenue-generating transponders (expressed in 36-MHz units) divided by our fleet-wide station-kept transponder capacity available for service (expressed in 36-MHz units). Average rate per transponder for contracts concluded in 2002 was approximately $1.5 million per year, down $0.2 million as compared to 2001, reflecting difficult market conditions as well as incentives given to customers to commence services on NSS-7.

Cost of operations

Our cost of operations decreased $0.8 million, or 2%, to $50.7 million for the year ended December 31, 2002 compared to $51.5 million for the year ended December 31, 2001. As a percentage of revenues, our cost of operations remained unchanged at 25%. In absolute terms, the net decrease in our cost of operations reflects our success in managing our discretionary costs and from bringing our tracking, telemetry, control and payload management operations in-house.

Selling, general and administrative

Our selling, general and administrative expenses increased by $0.8 million, or 2%, to $39.5 million in the year ended December 31, 2002 from $38.7 million for the year ended December 31, 2001.

Table 1 Statement of operations data as a percentage of revenues
--------------------------------------------------------------------------------
                                                    Years ended December 31,
                                                    2002    2001    2000
--------------------------------------------------------------------------------
   Statement of operations data:
   Revenues                                          100%    100%    100%
   Operating expenses:
     Cost of operations                               25      25      24
     Selling, general and administrative              20      18      18
     Depreciation and amortization                    40      36      35
   Total operating expenses                           85      79      77
   Operating income                                   15      21      23
   Income before cumulative effect of
     change in accounting principle                    9      16      16
   Cumulative effect of change in
     accounting principle                            (11)      -       -
   Net (loss) income                                  (2)     16      16
--------------------------------------------------------------------------------

This slight net increase resulted primarily from the expansion of the sales and marketing staff that we undertook in order to better exploit the capacity on our new satellites primarily offset by savings arising from careful management of our discretionary costs.

Earnings before interest, taxes, depreciation and amortization (EBITDA)

Our EBITDA for the year ended December 31, 2002 was $110.3 million, a decrease of $8.5 million, or 7%, from $118.8 million in 2001. The decrease in EBITDA is attributable to decreased revenues in 2002.

As a percentage of revenues, EBITDA decreased to 55% for the year ended December 31, 2002 from 57% for the year ended December 31, 2001. EBITDA is not presented as an alternative measure of operating results or cash flow from operations, as determined in accordance with generally accepted accounting principles in the U.S. We use EBITDA as a measurement of our financial results. New Skies believes EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA as presented herein may not be comparable to similarly titled measures reported by other companies. (See Table 2 '- Reconciliation of EBITDA to net (loss) Income').

Depreciation and amortization

Our depreciation and amortization expense increased $5.3 million, or 7%, to $80.6 million for the year ended December 31, 2002 from $75.3 million for 2001. This increase was primarily due to commencement of service of NSS-7, successfully launched in April 2002, net of elimination of goodwill amortization of $2.8 million in 2001.

Effective January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, (SFAS No. 142) Goodwill and Other Intangible Assets and, in accordance with the standard, stopped amortizing goodwill that resulted from business combinations completed prior to the adoption of SFAS No. 141. (See the section called '- Recently Issued Accounting Standards').

                                 Annual Report 2002 New Skies Satellites N.V. 23

Operating and financial review and prospects

Interest expense (income) and other, net
Net interest expense for the year ended December 31, 2002 was $0.5 million, a decrease of $9.5 million, compared to net interest income of $9.0 million for the year ended December 31, 2001. The decrease primarily arises from lower interest income in 2002, as we fully utilized the remaining funds raised through our initial public offering to fund the ongoing construction of our new satellites, NSS-7, NSS-6 and NSS-8. (See the section called '- Liquidity'.)

Income tax expense

Our income tax expense decreased $8.9 million, or 46%, to $10.5 million for the year ended December 31, 2002, from $19.4 million in 2001. The decrease was due primarily to the decrease in our pre-tax income.

Cumulative effect of change in accounting principle, relating to goodwill, net of taxes

As of January 1, 2002, we adopted SFAS No. 142. (See the section called '- Recently Issued Accounting Standards'). This Standard eliminates goodwill amortization from the consolidated statement of operations and requires an evaluation of goodwill for impairment upon adoption of this Standard, as well as subsequent evaluations on an annual basis, and more frequently if circumstances indicate a possible impairment.

Upon adoption of SFAS No. 142, we performed a transitional impairment test on the goodwill resulting from the purchase of New Skies Networks Pty Limited in March 2000. As a result of this impairment test, we recorded an impairment charge of $23.4 million, which is classified as a cumulative effect of a change in accounting principle.

Year ended December 31, 2001 compared to year ended December 31, 2000

Revenues

Our revenues increased by $10.7 million, or 5%, to $209.0 million in the year ended December 31, 2001 from $198.3 million in the year ended December 31, 2000. Our 2000 revenues included the positive impact of a $19.7 million exceptional one-time contract termination payment made by one customer. Excluding this one-time payment recorded in 2000, our 2001 revenues increased 17% from $178.6 million in 2000.

The increase in revenues was attributable to the success in increasing the fleet-wide average yield per transponder and in increasing the fill rate of our station-kept satellite fleet to 65% at December 31, 2001 from a 63% fill rate at December 31, 2000. The increase in the fleet-wide average yield per transponder was a result of our market-based pricing strategy as compared to the pricing we inherited at the time we commenced independent commercial operations, our willingness to enter into contracts for smaller units of capacity and for shorter duration, and our ability to offer value-added services.

Table 2 Reconciliation of EBITDA to net (loss) income
--------------------------------------------------------------------------------------------------------
                                                                             Years ended December 31,
                                                                            2002        2001       2000
(In thousands of U.S. dollars)                                                 $           $          $
--------------------------------------------------------------------------------------------------------
Net (loss) income                                                         (4,645)     33,068     31,674
Cumulative effect of change in accounting principle                       23,375           -          -
Income tax expense                                                        10,506      19,364     17,506
Interest expense (income) and other, net                                     510      (9,008)    (2,543)
Depreciation and amortization                                             80,574      75,338     69,870
--------------------------------------------------------------------------------------------------------
Earnings before interest, taxes, depreciation
and amortization (EBITDA)                                                110,320     118,762    116,507
--------------------------------------------------------------------------------------------------------

Cost of operations

Our cost of operations increased $4.5 million, or 10%, to $51.5 million for the year ended December 31, 2001 compared to $47.0 million for the year ended December 31, 2000. As a percentage of revenues, our cost of operations remained relatively unchanged at 25% for the year ended December 31, 2001 compared to 24% for the year ended December 31, 2000. Excluding the net impact of a one-time exceptional payment to us that was recorded in the third quarter 2000, cost of operations as a percentage of revenues was 26% in 2000. In absolute terms, the net increase in our cost of operations of $4.5 million related to the continued development of the engineering and operational worldwide infrastructure, including the development of our terrestrial infrastructure.

Selling, general and administrative

Our selling, general and administrative expenses increased $3.9 million, or 11%, to $38.7 million in the year ended December 31, 2001 from $34.8 million in the year ended December 31, 2000. This increase resulted primarily from the full year effect of our continuing expansion of our sales, marketing and support staff required to fully exploit the unused capacity of our existing satellites. We employed 261 full-time employees as of December 31, 2001 compared to 219 full-time employees as of December 31, 2000.


Earnings before interest, taxes, depreciation and amortization
(EBITDA)

Our EBITDA increased by $2.3 million, or 2%, to $118.8 million for the year ended December 31, 2001 from $116.5 million in 2000. Excluding the $19.7 million one-time exceptional contract termination payment received in the third quarter 2000, EBITDA increased by $22.0 million, or 23%. The increase in EBITDA was largely attributable to increased revenues in 2001 offset in part by the planned expansion of marketing and support staff and overall build up of the corporate and terrestrial infrastructure required to fully exploit the unutilized capacity of our existing satellites.

24 New Skies Satellites N.V. Annual Report 2002

As a percentage of revenues, EBITDA decreased to 57% for the year ended December 31, 2001 from 59% for the year ended December 31, 2000. Excluding the one-time termination payment, EBITDA as a percentage of revenues improved 3% from 54%. EBITDA is not presented as an alternative measure of operating results or cash flow from operations, as determined in accordance with generally accepted accounting principles in the U.S. We use EBITDA as a measurement of our financial results. New Skies believes EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA as presented herein may not be comparable to similarly titled measures reported by other companies. (See Table 2 '- Reconciliation of EBITDA to net (loss) income').

Depreciation and amortization

Our depreciation and amortization expense increased $5.4 million, or 8%, to $75.3 million for the year ended December 31, 2001 from $69.9 million for 2000. This increase was due to the increase in the depreciable assets as a result of the completion of the construction of our satellite operations center in The Hague and our Washington D.C. mediaport and the full year effect of amortization of goodwill relating to the acquisition of New Skies Networks Pty Ltd. on March 31, 2000.

Interest expense (income) and other, net

Net interest income increased $6.5 million, or 254%, to $9.0 million for the year ended December 31, 2001 from net interest income of $2.5 million in 2000. The increase in the overall interest income was primarily due to the investment of unexpended proceeds arising from our initial public offering completed in October 2000 and reimbursement of $1.8 million of KTV project management costs as part of an arbitration judgement.

Income tax expense

Our income tax expense increased $1.9 million, or 11%, to $19.4 million for the year ended December 31, 2001, from $17.5 million in 2000. The increase was due primarily to the increase in our taxable income.

Liquidity and capital resources

Our liquidity requirements arise principally from the need to:

o fund capital expenditures for the construction and launch of new satellites;
o fund working capital requirements;
o expand our business organically; and
o finance any acquisitions we may make.

Liquidity

As of December 31, 2002, our principal sources of funds were cash flows from operating activities and amounts available under a $300 million unsecured revolving credit facility. At December 31, 2002, we had drawn down $10 million on our $300 million credit facility, with $290 million remaining available. Net cash provided by operating activities totaled $112.0 million in 2002, $130.7 million in 2001 and $117.9 million in 2000. We had cash and cash equivalents of approximately $8.3 million as of December 31, 2002.

We intend to use our $300 million facility for capital expenditures, acquisitions and general corporate purposes. We currently can borrow up to $290 million under this facility, although this maximum amount will be reduced to $200 million on December 31, 2003 and further reduced to $100 million on June 30, 2004. The facility must be repaid in full by December 31, 2004. The interest rate on borrowings will vary with LIBOR or EURIBOR and the applicable margin, which will vary with the amount of our indebtedness as a proportion of our EBITDA. The facility also contains customary events of default and financial covenants that relate to our business and regulations that affect us.

In November 2002, we launched a share buyback initiative to repurchase a total of 13 million shares as a way to provide additional liquidity to our shareholders. As of December 31, 2002, 5,194,030 shares had been repurchased at a cost of $19.3 million. The acquired shares are recorded as 'Treasury Stock' as a reduction of Shareholders' Equity.

As our business is generally not seasonal, we have little need for short-term borrowings to finance normal operations.

As of December 31, 2002, we had approximately $39.1 million of trade receivables outstanding. Pursuant to its policy, INTELSAT sold capacity with credit terms that included making payments in arrears. Approximately 52% of trade receivables at the end of 2002 reflect credit terms monthly or quarterly in arrears. New service agreements generally require payment monthly in advance.

Our cost of satellite construction includes an element of deferred consideration to the satellite manufacturers called 'satellite performance incentives'. We are contractually obligated to make these payments, representing up to 8% of the overall contract price of our existing satellites, over the minimum, contractually obligated, orbital design lives of the satellites so long as those satellites continue to meet contractual specifications. We capitalize the present value of these payments as part of the cost of constructing these satellites and record a corresponding liability to the satellite manufacturers. This obligation is then reduced as the satellite performance incentive payments are made.

We believe that our cash flows from operations, our cash and cash equivalents and funds available under our $300 million credit facility will provide us with sufficient liquidity to meet our currently anticipated future financial obligations, committed capital expenditures and other needs through the end of 2003. Nevertheless, we plan to carefully evaluate opportunities to expand our operations. If capital investments exceed expected levels, we may seek additional financing.

Capital expenditures and investments

Cash used in investing activities, primarily representing capital expenditures for satellite construction, launch contracts, launch insurance and other property, was mainly funded using cash flow from operations and, to the extent necessary,

                                 Annual Report 2002 New Skies Satellites N.V. 25

Operating and financial review and prospects

borrowings under our credit facility. Net payments for investing activities totaled $231.4 million in 2002, $222.7 million in 2001 and $148.9 million in 2000. We signed a contract for a new satellite, NSS-7, with Lockheed Martin in 1999, which was launched in April 2002. We signed a contract for another satellite, NSS-6, with Lockheed Martin in 2000, which was launched in December 2002. We also signed a contract for a third satellite, NSS-8, with Boeing Satellite Systems in March 2001. We recently amended that contract, reconfiguring the satellite for deployment for service in an established slot in the Indian Ocean Region. We anticipate that NSS-8 will enter commercial service in the first half of 2005.

We currently anticipate that our capital expenditures for 2003 will be approximately $65 to $85 million, to be financed with a combination of borrowings under our $300 million facility and operating cash flow. We expect that these expenditures will consist primarily of:

o payments with respect to the final acceptance of the NSS-6 satellite and construction and launch contract for NSS-8;

o payments made to acquire and upgrade ground station facilities; and

o costs associated with the expansions of our operations.

As part of our operational and strategic plan, we plan to launch replacement satellites when existing satellites near the end of their commercial lives. We will also explore the possibility of adding additional satellites to our fleet and will evaluate strategic opportunities such as joint ventures and acquisitions. While we expect our fleet to grow over time, we will enter into procurement contracts for new satellites only where we have a demonstrated need for the additional capacity and a sound business case for the particular satellite. We regularly study the demand for satellite services in various regions and for different applications in order to keep abreast of opportunities. We are committed to a long-term growth strategy of enhancing our satellite fleet, and expect that additional deployments will be the product of careful market studies, design taking advantage of technological developments, and intelligent commitment of our capital resources.

Table 3 below summarizes our contractual obligations and commercial commitments as of December 31, 2002.


 Table 3 Contractual obligations

                                                            Payments due by period
                                             --------------------------------------------------------------
                                                         Less than
                                                 Total      1 year   1-3 years   4-5 years    After 5 years
(In thousands of U.S. dollars)                       $           $           $           $                $
------------------------------                 -------      ------      ------      ------    -------------
Short-term debt                                 10,000      10,000           -           -                -
Long-term debt                                       -           -           -           -                -
Capital lease obligations                            -           -           -           -                -
Operating leases                                 6,088       1,395       2,008         961            1,724
Unconditional purchase
   obligations                                  27,377      13,643      10,149       2,014            1,571
Conditional purchase
   obligations                                  86,196      43,988      42,208           -                -
   (In-progress satellite
   procurement programs)
Conditional payment
   obligations                                  40,517       5,756      11,538       7,673           15,550
   (In-orbit satellite performance
   incentives)
Contingent conditional
   payment obligations
   (In-progress satellite performance
     incentives)                                39,952       1,672       6,659       6,659           24,962
-----------------------------------------------------------------------------------------------------------
   Total                                       210,130      76,454      72,562      17,307           43,807
-----------------------------------------------------------------------------------------------------------


Taxation

We are currently in discussions with the Dutch tax authorities to determine the tax basis of the assets contributed to us by INTELSAT. While we have not agreed the final determination of the tax basis of these assets with those authorities, we have made a preliminary valuation of these assets. The difference between the book value of the assets on November 30, 1998 and the estimated initial tax basis of the assets of $750 million gave rise to a deferred tax asset, which approximated $15.6 million at December 1, 1998. We believe that it is more likely than not that the results of future operations will generate sufficient taxable income to realize this deferred tax asset. Application of the deferred tax asset will reduce our annual tax payments by approximately $1.3 million per year for approximately the next 12 years, based on the average lives of our current satellites. Should the tax authorities agree to a different initial valuation of the assets as of November 30, 1998, then 34.5% of the difference between that amount and $750 million would be adjusted to this deferred tax asset provided that recovery is more likely than not.

Certain countries within which we operate have sought to impose withholding taxes or income taxes on payments from customers in those countries, notwithstanding the existence of tax treaties that do not permit the imposition of such taxes. We use available legal means to contest such taxation and in addition, in many but not all such cases, we also have the right under contracts to pass withholding taxes on to our customers or to other third parties.

Currency and exchange rates

All of our major capital expenditures and substantially all of our revenues and operating expenses are denominated in U.S. dollars. Accordingly, we have adopted the U.S. dollar as our functional currency. Transactions in other currencies are

26 New Skies Satellites N.V. Annual Report 2002 translated into U.S. dollars using the rates that were in effect at the transaction date. Since all of our major inflows and outflows are denominated in U.S. dollars, we are not exposed to significant foreign currency exchange risk.


Disclosures about market risk

We are exposed to market risks relating to interest rate changes from time to time. To the extent that we make significant borrowings under our $300 million facility, we will evaluate the appropriateness of using various hedging instruments. We do not enter into derivatives or other financial instruments for trading, hedging foreign currency exposure or speculative purposes.


Dutch GAAP reconciliation matters

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and do not differ in any material respect from those which would have been prepared if we had used accounting principles generally accepted in The Netherlands other than the accounting for goodwill. Under Dutch GAAP goodwill continues to be amortized. However, given that New Skies Networks Pty Limited was impaired both under US GAAP and Dutch GAAP, our result for 2002 was the same under both accounting methods. Under Dutch law, we prepare annual financial statements in accordance with Dutch accounting principles and file those statements with the Trade Register of the Chamber of Commerce and Industry in The Hague. These accounts are available for inspection at our executive offices.


Recently issued accounting standards

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 establishes accounting standards for the recognition and measurement of legal obligations associated with the retirement of tangible long-lived assets and requires recognition of a liability for an asset retirement obligation in the period in which it is incurred. The provisions of this statement are effective for financial statements issued for fiscal years beginning after June 15, 2002. We do not anticipate that the adoption of SFAS No. 143 will have a material impact on our consolidated financial statements.

As of January 1, 2002 we adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement defines the accounting and reporting for the impairment and disposal of long-lived assets and is effective on January 1, 2002. Adopting SFAS No. 144 did not have a material impact on our consolidated financial statements.

As of January 1, 2002, we adopted SFAS No. 145, Rescission of SFAS No. 4, 44, 64, Amendment of SFAS No. 13, and Technical Corrections. SFAS No. 4, which was amended by SFAS No. 64, required all gains and losses from the extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in Opinion 30 will now be used to classify those gains and losses. The provisions of this statement are effective for financial statements issued for fiscal years beginning after December 15, 2002. The adoption of SFAS No. 145 did not have a material impact on our consolidated financial statements.

As of January 1, 2002, we adopted SFAS No. 142, Goodwill and Other Intangible Assets. This Standard eliminates goodwill amortization from the Consolidated Statement of Operations and requires an evaluation of goodwill for impairment upon adoption of this Standard, as well as subsequent evaluations on an annual basis, and more frequently if circumstances indicate a possible impairment. Upon adoption of SFAS No. 142, we performed a transitional impairment test on the goodwill resulting from the purchase of New Skies Networks Pty Limited. As a result of this impairment test, an impairment charge of $23.4 million was recorded, which is classified as a cumulative effect of a change in accounting principle. Changes in the carrying amount of goodwill are reflected in Table 4.

Table 4 Changes in the carrying amount of goodwill


----------------------------------------------------------------------------------------------------------
(In thousands of U.S. dollars)                                                                          $
----------------------------------------------------------------------------------------------------------
Balance at December 31, 2000                                                                       26,135
Amortization                                                                                       (2,760)
----------------------------------------------------------------------------------------------------------
Balance at December 31, 2001                                                                       23,375
Impairment loss                                                                                   (23,375)
----------------------------------------------------------------------------------------------------------
Balance at December 31, 2002                                                                            -
----------------------------------------------------------------------------------------------------------

Table 5 Net (loss) income and earnings per share as adjusted for goodwill amortization

----------------------------------------------------------------------------------------------------------
                                                                                   2002      2001    2000
(In thousands of U.S. dollars, except per share amounts)                              $         $       $
----------------------------------------------------------------------------------------------------------
Net (loss) income, as reported                                                   (4,645)   33,068  31,674
Add: Goodwill amortization                                                            -     2,760   1,494
----------------------------------------------------------------------------------------------------------
Adjusted net (loss) income                                                       (4,645)   35,828  33,168
----------------------------------------------------------------------------------------------------------
Basic and diluted earnings per share, as reported                                 (0.04)     0.25    0.29
Add: Goodwill amortization                                                            -      0.02    0.02
----------------------------------------------------------------------------------------------------------
Adjusted basic and diluted earnings per share                                     (0.04)     0.27    0.31
----------------------------------------------------------------------------------------------------------

                                 Annual Report 2002 New Skies Satellites N.V. 27

Operating and financial review and prospects

The reconciliation of reported net (loss) income and earnings per share to net
(loss) income and earnings per share for the years ended December 31, 2002, 2001 and 2000, adjusted to eliminate the effect of goodwill amortization in 2001 and 2000, is reflected in Table 5 on the previous page.

Upon adoption of SFAS No. 142, the transition provisions of SFAS No. 141, Business Combinations, also became effective. These transition provisions specify criteria for determining whether an acquired intangible asset should be recognized separately from goodwill. Adopting SFAS No. 141 did not have a material impact on our consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This statement defines the accounting and reporting for costs associated with exit or disposal activities and is effective for exit or disposal activities that are initiated after December 31, 2002. We do not anticipate that the adoption of SFAS No. 146 will have a material impact on our consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure. SFAS No. 148 establishes accounting standards for the transition from accounting for stock-based compensation to employees under the intrinsic value method under APB No. 25, Accounting for Stock Issued to Employees to the fair value based method as defined by SFAS No. 123, Accounting for Stock-Based Compensation. The statement provides three alternatives of transition: a prospective method, a modified prospective method, and a retroactive restatement method. We adopted the fair value method as of January 2003 and will transition using the prospective method provided by SFAS No. 148. Under the prospective method, we will apply the fair-value based method of accounting for stock options, recognizing expense for awards granted after January 1, 2003.


Several new Dutch accounting guidelines became effective January 1, 2002. Generally, these guidelines further align Dutch accounting standards with international accounting standards. The new guidelines did not have a material impact on our Dutch GAAP financial statements or the reconciliation between United States and Dutch GAAP.

28  New Skies Satellites N.V. Annual Report 2002

Report of the Supervisory Board

We are pleased to present the statutory accounts of New Skies Satellites N.V. for the fiscal year ended December 31, 2002, as prepared by the Board of Management, for adoption by shareholders. These accounts, which are included in this annual report, have been audited by Deloitte & Touche, who have rendered an unqualified report on those accounts. The Supervisory Board has adopted these financial statements in accordance with article 28.5 of the Company's Articles of Association and has approved the allocation of profit (loss) to reserves pursuant to article 29.7 of such Articles. We recommend that the shareholders approve these financial statements at the next Annual General Meeting in accordance with the proposal of the Board of Management.

The Supervisory Board met four times during 2002. Topics of discussion at these regularly scheduled meetings included the Company's budget and its financial and operational performance, its general strategy and business plan, significant capital expenditure initiatives, the Company's satellite deployment strategy, possible strategic alliances and acquisitions, the share repurchase program and other possible methods of returning value to shareholders, compensation and related policies and plans, corporate governance and controls (both generally and in light of the Sarbanes-Oxley legislation in the United States), the risks associated with the Company, and the conduct of the audit and the Company's adoption of new accounting standards. In all of these areas, the Board focused particular attention on developing sound strategies for increasing shareholder value for the benefit of the Company, its shareholders, and its other stakeholders. The Supervisory Board has three standing committees which generally also hold session at each regularly scheduled meeting of the Supervisory Board.

These committees also hold special sessions as and when they determine appropriate. The Audit and Finance Committee supervises the quality of external financial reports as well as compliance with rules and the control of risks. The Audit and Finance Committee also oversees the audit, pre-approves all audit and permitted non-audit services to be performed by the independent auditor, and plays a central role in appointing, determining the compensation of, co-ordinating communications with, and assessing the performance of the independent auditor. In addition, it reviews the Company's financial condition, financial plans, proposed capital expenditures, and key financial policies. The Management Compensation and Development Committee determines remuneration and compensation matters for the Company's executive management and supervises the policies regarding compensation, remuneration, and benefit plans for the remainder of the Company. In connection with this function, the Committee administers the Company's stock option and restricted stock plans. The Committee also oversees succession planning and related matters. The Corporation Governance Committee oversees the Board's processes and procedures, including its agendas, calendar, the orientation of new directors, and the composition of the Board's committees; reviews and recommends the compensation of Supervisory directors; makes recommendations regarding nominations to the Supervisory Board and Board of Management; and periodically assesses the size, composition, and performance of the Board.

The decision-making process in the Supervisory Board is on a collective basis. The Supervisory Board operates in accordance with internal rules and regulations that govern the Supervisory Board's constitution, profile, responsibilities, procedures, co-operation among members and relationship with the Company and shareholders. The rules specify a fixed schedule of Combined Meetings, which serve as the basis for formal contacts between the Supervisory Board and the Board of Management. In addition, regular informal contact is maintained and additional meetings are convened when necessary.

The Board of Management also informs the Supervisory Board about the course of the business through quarterly reports and regular informal contact. No members of Management serve on the Supervisory Board.

In addition, during 2002 the Supervisory Board periodically met in executive session, without Members of the Board of Management present, to discuss its own functioning, its relations with shareholders and Board of Management, strategic issues, and issues regarding compensation and succession.

At the 2002 Annual General Meeting of shareholders, the shareholders elected Dr. Ashok S. Ganguly to the Supervisory Board and re-elected the eight members currently serving on the Supervisory Board who had been nominated for re-election.

We are grateful for the commitment and accomplishments that the Board of Management and employees of New Skies Satellites have achieved in what has been a difficult year for the industry as a whole. Their invaluable dedication and contribution is reflected in the success of the Company in 2002.

The Supervisory Board,

T.M. Seddon         N. Kroes
S.K. Fung           G.D. Mueller
A.S. Ganguly        L. Ruspantini
J.W. Kolb           C. Seguin
                    D. Wear

                                 Annual Report 2002 New Skies Satellites N.V. 29

Information regarding the members of the Supervisory Board

Mr. Seddon, 62 years of age, has served as Chairman of the Supervisory Board since May 1998. He is a citizen of the United Kingdom. Mr. Seddon currently is retired. Prior to his retirement he served as Director of Projects in Europe and also as the Malaysian Representative Director for Cable and Wireless. Prior to that, Mr. Seddon served as chief executive officer of Asia Satellite Telecommunications Company Ltd. from 1988 to 1993. Mr. Seddon is a Non-Executive Director of Multitone Electronics plc, a specialist mobile telecommunications product provider.


Mr. Fung, 56 years of age, has served as a supervisory Director since May 1999. He is a citizen of the United States of America. Mr. Fung currently is Managing Director, North Asia of ACNielsen (a VNU N.V. company), a global provider of market information, research and analysis. Previously, he was a Director of Media Genesis Limited from 2000 to 2002. From 1999 to 2000, Mr. Fung was Managing Director of Sage Capital Management and from 1995 to 1999 he was President of NBC Asia and established the Asian operations of NBC. Mr. Fung also served as the Chairman of the Cable and Satellite Broadcasting Association of Asia (CASBAA) from 1997 to 1999. From 1987 to 1995, he was General Manager of TVB International, a leading broadcaster in Hong Kong.


Dr. Ganguly, 67 years of age, has served as a Supervisory Director since May 2002. He is a citizen of India. Dr. Ganguly currently serves as the Chairman of ICICIOne Source and as a Director on the Central Board of the Reserve Bank of India, to which post he was appointed in November 2000. In addition, Dr. Ganguly heads his own company, Technology Network India Pvt Ltd., which focuses on industrial research & development and supply chain management. Dr. Ganguly's principal professional career spanned 35 years with Unilever, which culminated with his service as a member of the Board of Directors of Unilever N.V. from 1990 through 1997 with responsibility for worldwide research and technology. Dr. Ganguly also currently serves as a Non-Executive Director of British Airways plc, Mahindra & Mahindra and WIPRO Ltd. During his career, Dr. Ganguly has served several public bodies including as a member of the Science Advisory Council to the Prime Minister of India (1985-89) and the UK Advisory Board of Research Councils. His honors include, among others, the Indian award of Padma Bhushan and being named an Honorary Professor by the Chinese Academy of Science, Shanghai.


Mr. Kolb, 67 years of age, has served as a Supervisory Director since May 1998. He is a citizen of the United States of America. Until his retirement in May 1998, Mr. Kolb was Vice Chairman of Deloitte & Touche LLP, an international public accounting and consulting firm. He joined the accounting firm in 1957 and served as Managing Partner of the Chicago office, Managing Partner of Professional Services, and Chief Financial and Administrative Officer, as well as Vice Chairman. Mr. Kolb has been a member of the Board of Directors of Gaylord Container Corporation, a manufacturer and distributor of corrugated containers, containerboard and other paper products, from August 1998 to May 2002, and of Mid America Group, a commercial and residential real estate development and management company, from August 2002.


Mrs. Kroes, 61 years of age, has served as a Supervisory Director since May 1999. She is a citizen of The Netherlands. From 1991 to 2000, Mrs. Kroes served as President of Nijenrode University in The Netherlands. Prior to that, she served as an advisor to the European Transport Commissioner from 1989 to 1991 and as Cabinet Minister for Transport and Public Works in The Netherlands from 1982 to 1989. She also served as Deputy Minister for Transport and Public Works in The Netherlands from 1977 to 1981. Mrs. Kroes is a Member of the boards of the following companies: Port Support International B.V. (Chairman), Ballast Nedam N.V., P & O Nedloyd, ProLogis Corio N.V. (formerly VIB N.V.), Lucent Technologies B.V. and MM02 (Non-executive board).


Mr. Mueller, 66 years of age, has served as a supervisory Director since May 2001. He is a citizen of Germany and the United States of America residing in the United States of America. Mr. Mueller is currently retired. Prior to his retirement, Mr. Mueller served as Executive Vice President and Chief Administrative and Financial Officer of Bayer Corporation, the U.S. wholly-owned subsidiary of Bayer AG, Germany. He is currently a member of the Board of Directors of Schott Corporation, a U.S. wholly-owned subsidiary of the German company Schott Glas. Mr. Mueller is also a trustee of the Robert Morris University, a member of the Board of Directors of the Western Pennsylvania Hospital and Chairman of CDS International (formerly Carl Duisberg Society), a non-profit organization engaged in the implementation of exchange programs for young professionals primarily between the United States and Europe.


Mr. Ruspantini, 63 years of age, has served as a Supervisory Director since May 1998. He is a citizen of Italy. Mr. Ruspantini is presently retired after more than 30 years of experience in satellite communications. Prior to his retirement, he served as Assistant to the Chief Executive Officer of Telespazio, a fully owned subsidiary of Telecom Italia,

30 New Skies Satellites N.V. Annual Report 2002 where he was responsible for the definition of the Company's multi-media program strategy and implementation. Prior to 1997, Mr. Ruspantini served as Director of the Broadcast Services division of Telespazio and oversaw the production of Television, Business Television and Radio Services to the company's customers in Italy and abroad.

Mr. Seguin, 53 years of age, has served as a Supervisory Director since May 1998. He is a citizen of Canada. Mr. Seguin is currently employed by the Caisse de depot et placement du Quebec where he was until recently President of CDP Capital - Private Equity. Previously, he served as Executive Vice-President and Chief Financial Officer of Teleglobe Inc. from October 1992 until 2000. Immediately prior to that, he was the Deputy Minister of Finance for the Province of Quebec, to which post he was appointed in 1987.

Mr. Wear, 56 years of age, has served as a Supervisory Director since May 2001. He is a citizen of the United States of America. In 2001 Mr. Wear started his own business, Wear Multimedia International. Mr. Wear has spent the majority of his career in the media, television and telecommunications industries, working in legal, regulatory, commercial, business and senior executive positions. From 1997 to 2001 Mr. Wear was the President, International Policy and President, International Networks at Discovery Communications, Inc. From 1993 to 1997, Mr. Wear was Vice President and General Counsel of INTELSAT. Mr. Wear is a member of the Board of Directors of the International Council of the National Academy of Television Arts and Sciences in the United States. He is also a member of several advisory panels, committees and councils dealing with telecommunications-and television-related matters.

Information regarding the compensation and stock ownership of the Supervisory Board

Each of our Supervisory Directors receives a quarterly fee. Additionally, each Supervisory Director is paid a stipend in connection with attendance at, and travel to and from, a Supervisory Board meeting or a Supervisory Board committee meeting, and reimbursement in connection with other expenses. We currently have no loans outstanding to members of our Supervisory Board.

Several of our Supervisory Directors own shares in the Company. As of 28 February 2003, they own an aggregate of 10,600 New Skies ordinary shares, which represents less than one-hundredth of one percent of the issued and outstanding shares of the Company. In addition, in the past shareholders have approved annual stock option grants and restricted stock grants to the members of our Supervisory Board. The vesting period for these options is three years and the options have a maximum term of ten years. The vesting period for restricted stock is three years.

Please refer to the notes to the financial statements contained in this Annual Report for further information regarding compensation and stock options of the Supervisory Board.

                                 Annual Report 2002 New Skies Satellites N.V. 31

Responsibility for financial statements

The accompanying financial statements have been prepared under management's direction using generally accepted accounting principles and, where appropriate, reflect estimates based on management's best judgement. Management is responsible for the integrity and accuracy of these financial statements.

To provide reasonable assurance that the Company's records accurately reflect the underlying transactions, management maintains a system of internal controls, which includes such safeguards as segregation of responsibilities in organizational arrangements, the selection and training of qualified personnel and the establishment of policies and procedures. The adequacy and effectiveness of these controls are reviewed by Deloitte & Touche, the Company's independent auditors in their assessment of auditing procedures for the purpose of expressing an opinion on the Company's financial statements.

The independent auditors have audited the accompanying financial statements, and their report in included therein. The auditors' report expresses an opinion that the financial statements present fairly, in all material respects, the Company's financial position, operating results and cash flows using accounting principles generally accepted in the United States of America.

The Audit Committee of the Supervisory Board, which consists solely of directors who are not employees of the Company, meets regularly with the independent auditors, and representatives of management to establish that all are appropriately discharging their responsibilities. In addition, the independent auditors have direct access to the Audit Committee to discuss the results of their audits, the adequacy of the Company's internal controls and the quality of its financial reporting.








                              /s/ Daniel S. Goldberg
                              Daniel S. Goldberg
                              Chief Executive Officer








                              /s/ Andrew M. Browne
                              Andrew M. Browne
                              Chief Financial Officer

32 New Skies Satellites N.V. Annual Report 2002

Index to financial statements

Consolidated financial statements
34 Independent auditors' report
35 Consolidated balance sheets as of December 31, 2002 and 2001
36 Consolidated statements of operations for the
   years ended December 31, 2002, 2001 and 2000
37 Consolidated statements of shareholders' equity for
   the years ended December 31, 2002, 2001 and 2000
38 Consolidated statements of cash flows for the years ended
   December 31, 2002, 2001 and 2000
39 Notes to consolidated financial statements

Statutory financial statements
50 Introduction to statutory financial statements
51 Company balance sheets as of December 31, 2002 and 2001
52 Company statements of operations for the years
   ended December 31, 2002 and 2001
53 Notes to statutory financial statements
58 Additional information
59 Independent auditors' opinion

                                 Annual Report 2002 New Skies Satellites N.V. 33

Independent auditors' report

To the Supervisory Board of Directors and Shareholders of New Skies Satellites N.V:

We have audited the consolidated balance sheets of New Skies Satellites N.V. and subsidiaries (the 'Company') as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of New Skies Satellites N.V. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, the Company changed its method of accounting for goodwill in 2002.




Deloitte & Touche Accountants
Amsterdam, The Netherlands
January 24, 2003



34 New Skies Satellites N.V. Annual Report 2002

New Skies Satellites N.V. and subsidiaries
Consolidated balance sheets
(In thousands of U.S. dollars, except share data)

                                                                                      December 31,
                                                                                    2002         2001
                                                                                       $            $
--------------------------------------------------------------------------------------------------------
Assets
Current assets
Cash and cash equivalents                                                            8,329      138,268
Trade receivables (including trade receivables
   from shareholders totaling $22,100 in 2002
   and $25,321 in 2001 less: allowance for doubtful
   accounts of $6,171 for 2002 and $4,948 for 2001)                                 39,109       41,981
Prepaid expenses and other assets                                                   10,885        9,139
--------------------------------------------------------------------------------------------------------
Total current assets                                                                58,323      189,388
Communications, plant and other property, net (Note 4)                           1,058,119      886,244
Deferred tax asset (Note 6)                                                         10,087       11,441
Goodwill, net and other assets (Note 2)                                              1,226       22,730
--------------------------------------------------------------------------------------------------------
Total                                                                            1,127,755    1,109,803
--------------------------------------------------------------------------------------------------------
Liabilities and shareholders' equity
Current liabilities
Short-term debt                                                                     10,000            -
Accounts payable and accrued liabilities                                            18,396       20,350
Income taxes payable                                                                29,124       22,357
Deferred revenues                                                                    8,994        8,848
Satellite performance incentives                                                     6,218        4,610
--------------------------------------------------------------------------------------------------------
Total current liabilities                                                           72,732       56,165
Deferred revenues and other liabilities                                              8,351        3,925
Satellite performance incentives                                                    27,639       12,529
--------------------------------------------------------------------------------------------------------
Total liabilities                                                                  108,722       72,619
--------------------------------------------------------------------------------------------------------
Shareholders' equity (Note 8)
Governance preference shares (227,530,000 shares authorized,
   par value (euro)0.05; none issued)                                                    -            -
Cumulative preferred financing shares (22,753,000 shares
   authorized, par value (euro)0.05; none issued)                                        -            -
Ordinary shares (204,777,000 shares authorized,
   par value (euro)0.05; 130,570,241 shares issued)                                  6,026        6,026
Additional paid-in capital                                                         977,506      976,168
Retained earnings                                                                   56,019       60,664
Unearned compensation (Note 10)                                                       (685)        (352)
Accumulated other comprehensive loss                                                  (492)      (5,322)
Treasury stock, at cost (5,194,030 ordinary shares)                                (19,341)           -
--------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                       1,019,033    1,037,184
--------------------------------------------------------------------------------------------------------
Total                                                                            1,127,755    1,109,803
--------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.


                                 Annual Report 2002 New Skies Satellites N.V. 35

New Skies Satellites N.V. and subsidiaries
Consolidated statements of operations
(In thousands of U.S. dollars, except per share amounts)

                                                                Years ended December 31,
                                                             2002         2001     2000
                                                                $            $        $
------------------------------------------------------------------------------------------
Revenues
 (Including services to shareholders totaling $ 108,346
 in 2002, $101,916 in 2001 and $117,999 in 2000) (Note 9)   200,524      209,028  198,294
------------------------------------------------------------------------------------------
Operating expenses:
Cost of operations (including services received
   from shareholders totaling $12,031 in 2000)               50,714       51,533   47,022
Selling, general and administrative                          39,490       38,733   34,765
Depreciation and amortization                                80,574       75,338   69,870
------------------------------------------------------------------------------------------
Total operating expenses                                    170,778      165,604  151,657
------------------------------------------------------------------------------------------
Operating income                                             29,746       43,424   46,637
Interest expense (income) and other, net                        510       (9,008)  (2,543)
------------------------------------------------------------------------------------------
Income before income tax expense                             29,236       52,432   49,180
Income tax expense (Note 6)                                 (10,506)     (19,364) (17,506)
------------------------------------------------------------------------------------------
Income before cumulative effect of change in accounting      18,730       33,068   31,674
principle
Cumulative effect of change in accounting principle,
   relating to goodwill, net of taxes                       (23,375)           -        -
------------------------------------------------------------------------------------------
Net (Loss) Income                                            (4,645)      33,068   31,674
------------------------------------------------------------------------------------------
Basic and diluted earnings per share:
Income before cumulative effect of change in accounting        0.14         0.25     0.29
principle
Cumulative effect of change in accounting principle           (0.18)           -        -
------------------------------------------------------------------------------------------
Basic and diluted earnings per share                          (0.04)        0.25     0.29
------------------------------------------------------------------------------------------
See notes to consolidated financial statements.


36 New Skies Satellites N.V. Annual Report 2002

New Skies Satellites N.V. and subsidiaries
Consolidated statements of shareholders' equity
Years ended December 31, 2002, 2001 and 2000
(In thousands of U.S. dollars, except share data)

                                                                                          Accumulated
                               Number of             Additional  Retained                       other    Treasury          Total
                                ordinary   Ordinary     paid-in  earnings      Unearned comprehensive       stock   shareholders'
                                  shares     shares     capital  (deficit) compensation          loss    (at cost)        equity
                           (in thousands)         $          $         $             $              $          $               $
                           -------------   --------  ----------  --------- ------------ -------------    ---------  --------------
Balance, December 31, 1999       100,285     5,110      718,542    (4,078)        (413)             -          -          719,161
Ordinary shares issued            30,276     1,329      254,531         -            -              -          -          255,860
Adjustment in par value of
   ordinary shares (Note 8)            -      (413)         413         -            -              -          -                -
Unearned stock compensation            -         -        2,691         -       (2,691)             -          -                -
Amortization of unearned
stock compensation                     -         -            -         -        1,757              -          -            1,757
Cumulative translation                 -         -            -         -            -         (2,895)         -           (2,895)
adjustment
Net income                             -         -            -    31,674            -              -          -           31,674
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000       130,561     6,026      976,177    27,596       (1,347)        (2,895)         -        1,005,557
Stock options exercised                9         -           67         -            -              -          -               67
(Note 10)
Stock option forfeiture                -         -          (23)        -           23              -          -                -
Amortization of unearned
stock compensation                     -         -            -         -          972              -          -              972
Cumulative translation                 -         -            -         -            -         (2,427)         -           (2,427)
adjustment
Net income                             -         -            -    33,068            -              -          -           33,068
Other                                  -         -          (53)        -            -              -          -              (53)
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2001       130,570     6,026      976,168    60,664         (352)        (5,322)         -        1,037,184
Unearned stock compensation            -         -        1,338         -       (1,338)             -          -                -
Amortization of unearned
stock compensation                     -         -            -         -        1,005              -          -            1,005
Purchase of treasury stock             -         -            -         -            -              -    (19,341)         (19,341)
Cumulative translation                 -         -            -         -            -          4,830          -            4,830
adjustment
Net loss                               -         -            -    (4,645)           -              -          -           (4,645)
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2002       130,570     6,026      977,506    56,019         (685)          (492)   (19,341)       1,019,033
----------------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.



                                 Annual Report 2002 New Skies Satellites N.V. 37

New Skies Satellites N.V. and subsidiaries
Consolidated statements of cash flows
(In thousands of U.S. dollars)

                                                               Years ended December 31,
                                                              2002        2001     2000
                                                                 $           $         $
-----------------------------------------------------------------------------------------
Cash flows from operating activities:
Net (loss) income                                           (4,645)     33,068    31,674
Adjustments for non-cash items:
   Depreciation and amortization                            80,574      75,338    69,870
   Cumulative effect of change in accounting principle      23,375           -         -
   Deferred taxes                                            1,354       1,382     4,943
   Amortization of unearned stock compensation               1,005         972     1,757
Changes in operating assets and liabilities:
   Trade receivables                                         2,981       4,940    (7,932)
   Prepaid expenses and other                               (1,727)     (1,855)      800
   Accounts payable and accrued liabilities                 (2,096)       (321)    9,291
   Deferred revenues                                         4,501        (129)    2,288
   Income taxes payable                                      6,668      17,296     5,170
-----------------------------------------------------------------------------------------
Net cash provided by operating activities                  111,990     130,691   117,861
-----------------------------------------------------------------------------------------
Cash flows from investing activities:
   Payments for communications, plant and other property  (231,400)   (274,167) (118,480)
   Reimbursement of KTV constructions costs                      -      51,452         -
   Acquisition of business                                       -           -   (30,462)
-----------------------------------------------------------------------------------------
Net cash used in investing activities                     (231,400)   (222,715) (148,942)
-----------------------------------------------------------------------------------------
Cash flows from financing activities:
   Ordinary shares issued                                        -           -   255,860
   Stock options exercised                                       -          67         -
   Proceeds of note payable and short-term borrowings       10,000           -    20,000
   Purchases of treasury stock                             (19,341)          -         -
   Repayment of note payable and short-term borrowings           -           -   (42,000)
   Satellite performance incentives and other               (1,297)     (2,553)   (3,392)
-----------------------------------------------------------------------------------------
Net cash (used in) provided by financing activities        (10,638)     (2,486)  230,468
-----------------------------------------------------------------------------------------
Effect of exchange rate differences                            109        (120)     (551)
-----------------------------------------------------------------------------------------
Net change in cash and cash equivalents                   (129,939)    (94,630)  198,836
Cash and cash equivalents, beginning of year               138,268     232,898    34,062
-----------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                       8,329     138,268   232,898
-----------------------------------------------------------------------------------------

See notes to consolidated financial statements.

Cash payments for interest (net of amounts capitalized) were $0.9 million for the year ended December 31, 2000. Income taxes paid amounted to $2.1 million and $0.8 million for the years ended December 31, 2002 and 2001, respectively.

38 New Skies Satellites N.V. Annual Report 2002

New Skies Satellites N.V. and subsidiaries
Notes to consolidated financial statements
Years ended December 31, 2002, 2001 and 2000

1. Basis of presentation

Business description

New Skies Satellites N.V. (the 'Company') is an independent, global satellite communications company. The Company owns and operates six satellites in geosynchronous orbit that provide capacity to various entities throughout the world for the global public telecommunications, broadcasting, Internet and corporate business network market sectors. During 2002, two satellites were launched, the NSS-6 and NSS-7, and the NSS-K was retired. As the NSS-6 was launched in the fourth quarter of 2002 it is expected to enter commercial service in the first quarter of 2003. A further satellite, the NSS-8, is currently under construction, with a projected launch date in the fourth quarter of 2004.


Formation and asset transfer

The Company was formed on April 23, 1998 as a corporation organized under the laws of The Netherlands, with headquarters in The Hague, through the issuance of 90 million shares of common stock to International Telecommunications Satellite Organization ('INTELSAT') for 9.0 million Dutch Guilders (or approximately $4.6 million) to carry on the satellite communication business associated with the satellites contributed by INTELSAT. The Company and INTELSAT then entered into a subscription agreement (the 'Subscription Agreement'). Under the Subscription Agreement dated November 30, 1998 INTELSAT received an additional 10 million of the Company's shares and in exchange, the Company received certain assets including five in-orbit satellites and assumed certain liabilities (the 'Asset Transfer'). Immediately after the Asset Transfer, INTELSAT distributed 90% of its shares in the Company to its investment shareholders. Following distribution of these shares, INTELSAT held 10% of the stock through a passive, non-voting trust and no longer controlled the Company. In February 2000, INTELSAT distributed the remaining shares to its investment shareholders.


At the Asset Transfer, the Company and INTELSAT also entered into various other agreements including a space segment capacity, a satellite communications services and a transition services agreement. For the years ended December 31, 2001 and 2000, $4.1 million and $12.0 million, respectively, of operating expenses were incurred under the terms of these agreements which have since expired.


INTELSAT also leased from the Company space segment capacity to fulfill the needs of certain INTELSAT contracts. During the years ended December 31, 2001 and 2000, approximately 9% and 15%, respectively, of the Company's revenues were derived from these lease agreements. On January 16, 2002 INTELSAT assigned all of these remaining lease agreements to the Company.



2. Summary of significant accounting policies

Functional currency

The Company's revenues, capital expenditures and substantially all operating expenses are denominated in U.S. dollars. Accordingly, the U.S. dollar has been adopted as the functional currency. Transactions in other currencies are translated into U.S. dollars using rates that are in effect at the transaction date.


Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned domestic and foreign subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.


Foreign currency translation

Assets and liabilities of foreign subsidiaries are translated into U.S. dollars at exchange rates prevailing at the balance sheet date. Revenues and costs relating to the operations of such subsidiaries are translated at average exchange rates during the period. Resulting translation adjustments are directly recorded in shareholders' equity as a component of accumulated other comprehensive loss.

                                 Annual Report 2002 New Skies Satellites N.V. 39

New Skies Satellites N.V. and subsidiaries
Notes to consolidated financial statements
Years ended December 31, 2002, 2001 and 2000

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect: (1) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and (2) the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.


Revenue recognition

Telecommunications revenue results from utilization charges that are recognized as revenue on a straight-line basis over the period during which the satellite services are provided. Deferred revenues represent the unearned balances remaining from amounts received from customers pursuant to transponder lease prepayment options. These amounts are recorded as revenues on a straight-line basis over the respective lease terms.


Cash and cash equivalents

The Company considers temporary investments with original maturities of three months or less when purchased to be cash equivalents.


Communications, plant and other property

Communications, plant and other property are carried at cost and consist primarily of the costs of spacecraft construction and launch, including capitalized performance payments, insurance premiums, capitalized interest, and costs directly associated with monitoring and support of spacecraft construction. Interest expense in the accompanying statements of operations is net of capitalized interest of $1.6 million, $1.4 million, and $2.7 million for the years ended December 31, 2002, 2001 and 2000, respectively.


Upon commencement of commercial operation, communications, plant and other property are depreciated on a straight-line basis over the following estimated useful lives (see Note 4):

                                                Years
Spacecraft and launch costs                      7-13
Communication support and other                   3-7
Buildings                                          30

Goodwill

The excess of the purchase price over the fair market value of net assets acquired is recorded as goodwill and is tested for impairment at least on an annual basis. See 'Recently Issued Accounting Standards'.


Unsuccessful launches and satellite failures

In the event of an unsuccessful launch or total in-orbit satellite failure, all unamortized costs that are not recoverable under launch or in-orbit insurance are recorded as an operating expense.


Impairment of long-lived assets

The Company periodically reviews its long-lived assets, which are comprised primarily of its in-service satellite fleet, to determine whether an impairment exists. Impairment can arise from complete failure or partial failure of the satellites as well as a change in expected cash flows. Such impairment tests are based on a comparison of estimated undiscounted future cash flows to the recorded value of the asset. If impairment is indicated, the asset value will be written down to fair value based upon discounted cash flows, using an appropriate discount rate.


Satellite performance incentives

The Company has certain contracts with its satellite manufacturers that require the Company to make incentive payments over the orbital design life of the satellites. The Company records the present value of such payments as a liability and capitalizes these costs in the cost of the satellite.

40 New Skies Satellites N.V. Annual Report 2002

Income taxes

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities and net operating loss carry-forwards using enacted rates. Valuation allowances are provided against assets that are not likely to be realized.


Net earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average ordinary shares outstanding. Diluted earnings per share reflects the potential dilution that could occur if options issued under New Skies stock option plans were exercised.


In 2002, the weighted average number of shares outstanding was 130.3 million. Due to the net loss in that year, approximately 307,000 incremental common shares relating to outstanding dilutive stock options have been excluded from the calculation of diluted earnings per share due to their anti-dilutive effect.


A summary of the weighted average number of shares and incremental shares used in the calculation of earnings per share for 2001 and 2000 follows:

                                                       Years ended December 31,
(In thousands)                                              2001      2000
-------------------------------------------------------------------------------
Basic weighted average shares outstanding                130,569   107,407
Weighted average incremental shares                          141       691
-------------------------------------------------------------------------------
Adjusted weighted average shares outstanding             130,710   108,098
-------------------------------------------------------------------------------

The difference in the weighted average number of shares outstanding and the adjusted weighted average number of shares outstanding resulted in no difference between basic and diluted earnings per share for 2001 and 2000.


Stock compensation

Statement of Financial Accounting Standards ('SFAS') No. 123, Accounting for Stock-Based Compensation, encourages but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. For periods through December 31, 2002 the Company has chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations and has adopted the disclosure-only provisions of SFAS No. 123. Accordingly, compensation cost for stock options is measured as the excess, if any, of the estimated fair market value of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. Effective January 1, 2003 the Company will record compensation cost for options and other forms of stock-based compensation issued subsequent to that date. See Note 10.


Fair value of financial instruments

The Company's financial instruments consist of accounts receivable, accounts payable, short-term debt and satellite performance incentives. The current carrying amounts of such instruments are considered reasonable estimates of the fair market value of these instruments due to the short maturity of these items or as a result of the current market interest rates accruing on these instruments.


Comprehensive income

Comprehensive income includes net income (loss) and translation adjustments that were recognized directly in equity. Translation adjustments of $4.8 million, $(2.4) million and $(2.9) million for the years ended December 31, 2002, 2001 and 2000, respectively, were incurred and consequently comprehensive income in these years is equal to $0.2 million, $30.6 million and $28.8 million, respectively.

                                 Annual Report 2002 New Skies Satellites N.V. 41

New Skies Satellites N.V. and subsidiaries
Notes to consolidated financial statements
Years ended December 31, 2002, 2001 and 2000

Recently issued accounting standards

In June 2001, the Financial Accounting Standards Board ('FASB') issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 establishes accounting standards for the recognition and measurement of legal obligations associated with the retirement of tangible long-lived assets and requires recognition of a liability for an asset retirement obligation in the period in which it is incurred. The provisions of this statement are effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company does not anticipate that the adoption of SFAS No. 143 will have a material impact on the consolidated financial statements.


As of January 1, 2002 the Company adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement defines the accounting and reporting for the impairment and disposal of long-lived assets and is effective for the Company on January 1, 2002. Adopting SFAS No. 144 did not have a material impact on the consolidated financial statements.


As of January 1, 2002, the Company adopted SFAS No. 145, Rescission of SFAS No. 4, 44, 64, Amendment of SFAS No. 13, and Technical Corrections. SFAS No. 4, which was amended by SFAS No. 64, required all gains and losses from the extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in Opinion 30 will now be used to classify those gains and losses. The provisions of this statement are effective for financial statements issued for fiscal years beginning after December 15, 2002. The Company does not anticipate that the adoption of SFAS No. 145 will have a material impact on the consolidated financial statements.


As of January 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets. This statement eliminates goodwill amortization from the Consolidated Statement of Operations and requires an evaluation of goodwill for impairment upon adoption of this Statement, as well as subsequent evaluations on an annual basis, and more frequently if circumstances indicate a possible impairment. Upon adoption of SFAS No. 142, the Company performed a transitional impairment test on the goodwill resulting from the purchase of New Skies Networks Pty Limited (see Note 3). As a result of this impairment test, the Company recorded an impairment charge of $23.4 million, which is classified as a cumulative effect of a change in accounting principle. Changes in the carrying amount of goodwill were as follows:

(In thousands of U.S. dollars)                        $
-------------------------------------------------------
Balance at December 31, 2000                     26,135
Amortization                                     (2,760)
-------------------------------------------------------
Balance at December 31, 2001                     23,375
Impairment loss                                 (23,375)
-------------------------------------------------------
Balance at December 31, 2002                          -
-------------------------------------------------------

The reconciliation of reported net (loss) income and earnings per share to adjusted net (loss) income and earnings per share for the years ended December 31, 2002, 2001 and 2000 was as follows:

                                                                                   2002      2001    2000
(In thousands of U.S. dollars, except per share amounts)                              $         $       $
---------------------------------------------------------------------------------------------------------
Net (loss) income, as reported                                                   (4,645)   33,068  31,674
Add: Goodwill amortization                                                            -     2,760   1,494
---------------------------------------------------------------------------------------------------------
Adjusted Net (Loss) Income                                                       (4,645)   35,828  33,168
---------------------------------------------------------------------------------------------------------
Basic and diluted earnings per share, as reported                                 (0.04)     0.25    0.29
Add: Goodwill amortization                                                            -      0.02    0.02
---------------------------------------------------------------------------------------------------------
Adjusted basic and diluted earnings per share                                     (0.04)     0.27    0.31
---------------------------------------------------------------------------------------------------------


42 New Skies Satellites N.V. Annual Report 2002

Upon adoption of SFAS No. 142, the transition provisions of SFAS No. 141, Business Combinations, also became effective. These transition provisions specify criteria for determining whether an acquired intangible asset should be recognized separately from goodwill. Adopting SFAS No. 141 did not have a material impact on the consolidated financial statements.


In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This statement defines the accounting and reporting for costs associated with exit or disposal activities and is effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not anticipate that the adoption of SFAS No. 146 will have a material impact on the consolidated financial statements.


In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure. SFAS No. 148 establishes accounting standards for the transition from accounting for stock-based compensation to employees under the intrinsic value method under APB 25, Accounting for Stock Issued to Employees to the fair value based method as defined by SFAS No. 123, Accounting for Stock-Based Compensation. The statement provides three alternatives of transition, a prospective method, a modified prospective method and a retroactive restatement method. Upon adoption of the fair value method in 2003, the Company will utilize the prospective method provided by SFAS No. 148.


Presentation

Certain amounts reported in 2001 and 2000 have been reclassified to conform to the 2002 financial statement presentation.



3. Acquisition of a business

On March 31, 2000, the Company acquired all of the outstanding shares of New Skies Networks Pty Limited (formerly AAPT Sat-Tel Pty Limited) for cash consideration of AUD $49.75 million ($30.5 million). New Skies Networks is a system integrator and network service provider, operating six teleports in major Australian cities and providing Internet access services as well as tracking, telemetry and control services to satellite operators. The acquisition was accounted for as a purchase business combination. The results of New Skies Networks operations have been included with those of the Company from March 31, 2000, the date of acquisition.


The acquired assets and liabilities were valued at fair market value on the date of acquisition. The resulting goodwill amount was $27.6 million, and was being amortized over a period of 10 years. In implementing SFAS No.142, Goodwill and Other Intangible Assets in 2002, the Company performed a transitional impairment test on its goodwill. As a result of this impairment test which now requires the primary evaluation to be performed on a discounted cash flow basis, the Company recorded an impairment charge of $23.4 million, which is classified as a cumulative effect of a change in accounting principle.


The unaudited consolidated results of operations on a pro forma basis as though New Skies Networks had been acquired as of the beginning of 2000 are as follows:

                                                                             $
Revenues                                                           203,176,000
Net income                                                          31,107,000
Earnings per share - basic and diluted                                    0.29

The pro forma financial information is presented for informational purposes only and is not necessarily indicative of the operating results that would have occurred had the New Skies Networks acquisition been consummated as of the beginning of 2000, nor are they necessarily indicative of future operating results.

                                 Annual Report 2002 New Skies Satellites N.V. 43

New Skies Satellites N.V. and subsidiaries
Notes to consolidated financial statements
Years ended December 31, 2002, 2001 and 2000

4. Communications, plant and other property

Communications, plant and other property consisted of the following:

                                                                December 31,
                                                              2002         2001
(In thousands of U.S. dollars)                                   $            $
-------------------------------------------------------------------------------
Spacecraft & launch costs                                1,002,083      884,259
Construction in progress                                   395,976      447,816
Communication support and other                             71,547       59,657
Buildings                                                   23,736       12,330
-------------------------------------------------------------------------------
                                                         1,493,342    1,404,062
Less: accumulated depreciation                             435,223      517,818
-------------------------------------------------------------------------------
Total                                                    1,058,119      886,244
-------------------------------------------------------------------------------



Construction-in-progress relates primarily to satellites under construction and related launch services.



5. Contractual commitments

In further development and operation of the Company's global commercial communications satellite system, significant additional expenditures are anticipated. At December 31, 2002, the Company had a contract for the construction, development and launch of the NSS-8 satellite, and pending final acceptance of the NSS-6 satellite, future committed payments totaling $44.0 million and $42.2 million, for the years ending December 31, 2003 and 2004, respectively. Additional commitments on these satellite programs ('satellite incentives') totaling $40.0 million will fall due over the design lives of these satellites to the extent that they continue to operate successfully throughout this time.


The Company has recorded a liability of $33.9 million at December 31, 2002 representing the present value, at a weighted average discount rate of 5.2%, of the remaining satellite incentive payments on the satellites which were in service at December 31, 2002 of $5.8 million, $5.9 million, $5.7 million, $3.9 million, $3.8 million and $15.4 million for payments to be made in the years ending December 31, 2003, 2004, 2005, 2006, 2007, and 2008 and thereafter, respectively.


Commitments as of December 31, 2002 for future payments under operating leases primarily relating to telecommunication infrastructure and office facilities are as follows:

(In thousands of U.S. dollars)                      $
-----------------------------------------------------
2003                                           15,038
2004                                           10,035
2005                                            2,122
2006                                            1,694
2007                                            1,281
2008 and thereafter                             3,295
-----------------------------------------------------
Total commitments                              33,465
-----------------------------------------------------

44 New Skies Satellites N.V. Annual Report 2002

6. Income taxes

The Company is currently in negotiations with the Dutch tax authorities to determine the fair value (tax basis) of the assets contributed by INTELSAT. While the final determination of the tax basis of these assets has not been agreed, we have made a preliminary valuation of these assets. The difference between the book and estimated tax bases of the contributed assets gives rise to a deferred tax asset, which approximated $15.6 million at December 1, 1998, the date of the Asset Transfer. To the extent that the final tax value of the contributed assets differs from this estimate, a corresponding adjustment will be made to the deferred tax asset and additional paid-in capital.


The Company's provision for income taxes consists of the following:

                                                 2002     2001     2000
(In thousands of U.S. dollars)                      $        $        $
-----------------------------------------------------------------------
Current Domestic                                6,953   16,032   12,444
Current Foreign                                 2,207    1,950      119
Deferred Domestic                               1,346    1,382    4,943
-----------------------------------------------------------------------
Total income tax expense                       10,506   19,364   17,506
-----------------------------------------------------------------------

The income tax expense is computed in the financial statements at 35.9%, 36.9% and 35.6% for the years ended December 31, 2002, 2001 and 2000, respectively, as compared with The Netherlands statutory rate of 34.5% for 2002 and 35% for 2001 and 2000. The Company's provision for income taxes differs from the statutory rate by 1.4%, 1.9% and 0.6% for 2002, 2001 and 2000, respectively, due to the permanent differences arising from certain non-deductible amounts.


Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.


The deferred tax asset as of December 31, 2002 and 2001 consists of the tax effect of the difference in the tax and book basis of communications, plant and other property.



7. Financing arrangements

Available credit facility

The Company has an unsecured credit facility that provides up to $300 million in available credit through December 31, 2004. Borrowings under the facility bear interest at an adjustable rate, which as of December 31, 2002 is 1.9%. A commitment fee of 0.225% is paid on the unused revolving credit amount. As of December 31, 2002 $290 million of the facility was unused and amounts outstanding under this facility as of December 31, 2002 totaled $10 million.



8. Change in share capital

In October 2002, the Supervisory Board authorized the purchase of up to 13 million ordinary shares. The Company purchased 5,194,030 shares in 2002 at an average cost of $3.72 per share. The acquired shares are recorded as 'Treasury Stock' as a reduction of Shareholders' Equity.


On June 28, 2000, the Shareholders of the Company approved a ten-for-one ordinary share split and a change in the currency denomination and par value of the Company's ordinary shares, from NLG 1.00 to (euro)0.05. The stock split has been given retroactive recognition in all periods presented in the accompanying financial statements. In addition, the Shareholders approved the increase in the number of authorized ordinary shares to 204,777,000 with a par value of
(euro)0.05. As a result of this change, $413,000 originally classified as ordinary shares was reclassified as additional paid-in capital.

                                 Annual Report 2002 New Skies Satellites N.V. 45

New Skies Satellites N.V. and subsidiaries
Notes to consolidated financial statements
Years ended December 31, 2002, 2001 and 2000

In addition, on June 28, 2000, the Shareholders authorized the issuance of one class of preferred financing shares, par value (euro)0.05 per share, with a total authorized amount of 22,753,000 shares. No shares of preferred stock have been issued.


The Shareholders also authorized on June 28, 2000 the issuance of up to 227,530,000 governance preference shares at a par value of (euro)0.05 per share. The Shareholders also approved in the Shareholders' Meeting on the same date an option right to an independent foundation (the 'Foundation') to purchase governance preference shares. Under this option, if certain preconditions are satisfied, the Foundation may acquire up to the number of then outstanding ordinary and financing preference shares at the time of the purchase, less one. The shares will be issued at par upon a payment of 25% of the par value. The object of the Foundation is to own and vote the Company's preference shares in order to protect the interests of the Company and its ordinary shareholders. No governance preference shares have been issued.



9. Significant customers

Certain shareholders are the principal customers of the Company. These shareholders accounted for approximately 54%, 49% and 60% of total telecommunications revenue for years ended December 31, 2002, 2001 and 2000, respectively.


The Company had one customer in 2002 representing more than 10% of revenues. This significant customer represented 19%, 15% and 15% of total revenues for the years ended December 31, 2002, 2001 and 2000, respectively. In 2000, the Company had a further significant customer representing more than 10% of revenues which accounted for 13% of total revenues for that year. The Company has no other unusual credit risks or concentrations.



10. Retirement and incentive plans

Defined contribution plan

The Company has defined contribution plans for substantially all Company employees. The Company matches a portion of the employee contribution. Total compensation expense related to the defined contribution plans approximated $1,097,000, $1,079,000 and $733,000 for the years ended December 31, 2002, 2001 and 2000, respectively.


Executive incentive plan

In 1998, the Company executed a long-term incentive plan (the 'Executive Plan') with the chief executive officer. Under the Executive Plan, the individual was entitled to receive ordinary shares of the Company if an initial public offering ('IPO') of the Company's stock or a private transaction involving no less than 20% of the common shares of the Company (collectively, the 'Equity Transaction') was completed prior to August 1, 2002. The number of shares awarded under the Executive Plan was to be dependent upon the fair market value of the Company on the date of the Equity Transaction. On October 10, 2000, the Company successfully completed its IPO and the individual was granted 155,556 ordinary shares valued at $9.00 per ordinary share. Under the terms of the Executive Plan, the Company also paid an additional $0.9 million relating to the tax liability due on this award. One third of the awarded shares vested on the date of the Equity Transaction and the remaining shares vested in two equal instalments ending on December 31, 2001.


The total compensation awarded in relation to the Executive Plan was $2.3 million. The Company recognized $1,069,000 and $1,124,000 of compensation expense for the years ended December 31, 2001 and 2000, respectively, under the Executive Plan.


Stock option plans

The Supervisory Board of Directors adopted the 1999 Stock Option Plan as amended ('Stock Plan') effective January 1, 1999. The Supervisory Board can administer the Stock Plan itself or through a committee of the Supervisory Board or can appoint a foundation to administer the plan. At no time can the number of options issued under the Stock Plan exceed 10% of the issued common stock of the Company unless the Board amends the Stock Plan. All grants under the plan, including option grants and incentive stock plan grants, are subject to an aggregate limitation, which was increased in 2002 to a total of 13,057,024 ordinary shares representing 10% of the issued ordinary shares as of the date of the amendment. As of December 31, 2002, the total number of shares available for grant was 5,600,291.

46  New Skies Satellites N.V. Annual Report 2002

The Board utilized independent valuations performed by KPMG Corporate Finance in establishing the estimated fair value of the common shares underlying each of the options that have been granted under the Stock Plan in the period prior to the Company's IPO in 2000. Options granted subsequent to the IPO were based on the fair market value at the date of grant. The options have a maximum term of 10 years. All options vest in three equal annual installments.


The Supervisory Board has also approved the Stock Option Plan for the Supervisory Board, as amended (the 'Directors Plan'). The terms of the Directors Plan are similar to those of the 1999 Stock Option Plan. The options have a term of ten years and vest ratably in three equal installments annually from the date of grant. At December 31, 1999, options to acquire 227,930 common shares were granted under the Directors Plan and were approved by the shareholders at the annual meeting on June 28, 2000. Substantially all of the options that were awarded were for prior service on the Supervisory Board. As such, these awards vest as if they had been issued during 1998 and 1999. At the annual meeting of shareholders in the years 2002, 2001 and 2000, the shareholders approved further grants to members of the Supervisory Board of 46,450 options, 89,659 options and 21,570 options, respectively.


The following table presents a summary of the Company's share option activity and related information for the years ended December 31, 2002, 2001 and 2000:

                                                                     Weighted
                                                                      average
                                               Options         exercise price
                                           outstanding                      $
Outstanding, December 31, 1999               2,291,290                   7.50

  Granted                                    1,373,400                  10.03
  Exercised                                          -                      -
  Forfeited                                   (123,650)                  8.40
-----------------------------------------------------------------------------
Outstanding, December 31, 2000               3,541,040                   8.45

  Granted                                    1,534,849                   9.02
  Exercised                                     (8,905)                  7.50
  Forfeited                                   (162,682)                  9.14
-----------------------------------------------------------------------------
Outstanding, December 31, 2001               4,904,302                   8.61

  Granted                                    2,525,847                   4.95
  Exercised                                          -                      -
  Forfeited                                   (519,520)                  7.77
-----------------------------------------------------------------------------
Outstanding, December 31, 2002               6,910,629                   7.35
-----------------------------------------------------------------------------

Additional information regarding options outstanding at December 31, 2002 is as follows:


                                                               Options outstanding
                                           --------------------------------------------------------------
                                                                  Weighted average
                                                                         remaining
                                                Number            contractual life                 Number
Range of exercise prices per share         outstanding                      (years)           exercisable
$3.50 - $5.00                                2,350,097                         9.2                     -
$5.01 - $6.50                                   58,750                         9.3                     -
$6.51 - $8.00                                2,272,649                         6.3             2,169,150
$8.01 - $9.50                                1,475,401                         7.9               585,049
$9.51 - $11.00                                 753,732                         7.3               470,303


                                 Annual Report 2002 New Skies Satellites N.V. 47

New Skies Satellites N.V. and subsidiaries
Notes to consolidated financial statements
Years ended December 31, 2002, 2001 and 2000

The Company records compensation related to stock options using the intrinsic value method prescribed by APB No. 25, Accounting for Stock Issued to Employees, and related interpretations. Certain options awarded during 1999 and 2000 were considered to be granted below fair market value according to an independent valuation report prepared by KPMG Corporate Finance and received subsequent to the granting of these options. Prior to the receipt of this report, an earlier independent valuation report had been used to determine the exercise price of options granted. In addition, certain other option awards required shareholder ratification by which time the market value of the shares had changed. The difference in value at the grant date for such option awards and the subsequent determined market value was required to be accounted for as compensation. As of December 31, 2001 and 2000, $352,000 and $871,000, respectively, of such compensation was considered unearned and is being amortized over the remaining vesting period of the related options. The amount of unearned compensation amortized to income in 2002, 2001 and 2000 under the Stock Option Plans was approximately $352,000, $473,000 and $944,000, respectively.


The Company has adopted the disclosure requirements of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123 defines a fair value method of accounting for stock-based compensation awards to employees and non-employees. SFAS No. 123 requires that the fair value of stock-based awards to employees be calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, which greatly affect the calculated values.


The fair value of the stock option grants has been estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

                                       2002      2001       2000

Expected life                       5 years   5 years    5 years
Interest rate                         3.75%      4.5%      5.75%
Volatility                              40%       30%        25%
Assumed forfeitures                     10%       10%        10%

The weighted average fair value of stock options granted during 2002, 2001 and 2000 was $2.01, $3.14 and $4.22, respectively.

Had compensation expense for the stock option plans been determined consistent with SFAS No. 123, the Company's pro forma net income (loss) and net income
(loss) per share would have been as follows:


                                                                            2002          2001          2000
                                                                               $             $             $
Net income (loss):
   As reported                                                        (4,645,000)   33,068,000    31,674,000
   Pro forma                                                          (9,074,000)   28,371,000    29,236,000
Basic and diluted net income (loss) per share:
   As reported                                                             (0.04)         0.25         0.29
   Pro forma                                                               (0.07)         0.22         0.27


Effective January 1, 2003, the Company will record compensation cost for stock options and other forms of stock-based compensation issued subsequent to that date in accordance with SFAS No. 123. (See Note 2).

48 New Skies Satellites N.V. Annual Report 2002

Incentive stock plan

In 2002 the members of the Management Board were awarded rights to acquire an aggregate of 233,736 ordinary shares. These rights are similar to restricted stock grants which entitle (and require) the individual to purchase the shares specified in the grant at a price per share equal to the nominal value ((euro)0.05). The purchase of shares under each grant is to be settled in three equal instalments within 30 days of the designated settlement dates, which generally are the first, second and third anniversary of the date of grant. The Management Board grants are governed by a plan administered by the Supervisory Board. All grants under the plan are subject to the aggregate limitation that was raised in 2002 to a total of 13,057,024 ordinary shares. Grants may be extinguished under certain limited circumstances if the individual recipient ceases to be an employee of the Company.


In 2002, the Shareholders also approved the grant to the members of the Supervisory Board of the rights to acquire an aggregate of 18,583 ordinary shares, with similar entitlements and obligations as the rights granted to the Management Board as described above. The fair value of the restricted stock grants made to the Management Board and Supervisory Board members in 2002 was $1,237,000 and $101,000, respectively. At December 31, 2002 $685,000 of such compensation was considered unearned and is being amortized over the remaining vesting period of these grants. The amount of unearned compensation amortized to income in 2002 under the Incentive Stock Plan was $653,000.



11. Business segments and geographic information

The Company monitors its operations as a single enterprise and therefore believes that it has one operating segment, which is telecommunication satellite services.


The geographic source of revenues, based on the billing addresses of customers, for the years ended December 31 is as follows:

                                                   2002      2001      2000
(In thousands of U.S. dollars)                        $         $         $
---------------------------------------------------------------------------
North America                                    74,861    72,043    73,181
Europe                                           41,407    48,795    57,871
Asia Pacific                                     16,069    17,906    20,663
Latin America                                    24,577    34,094    27,827
India, Middle East and Africa                    43,610    36,190    18,752
---------------------------------------------------------------------------
Total                                           200,524   209,028   198,294
---------------------------------------------------------------------------

The Company's satellites are in geosynchronous orbit, and consequently are not attributable to any geographic location. Of the remaining assets, substantially all are located in Europe.

                                 Annual Report 2002 New Skies Satellites N.V. 49

Introduction to statutory financial statements

In accordance with the requirements of Part 9, Book 2 of The Netherlands Civil Code, the Company financial statements consist of the Statutory Financial Statements and the Consolidated Financial Statements (as presented in pages 34 through 59). In this section, both the Statutory Financial Statements and the additional footnote disclosures that are required for the Consolidated Financial Statements by Part 9, Book 2 of The Netherlands Civil Code, are included. These additional footnote disclosures relate to:

     o   movements in communications, plant & other property
     o   movements in, and a listing of, our investments in subsidiaries
     o   personnel and remuneration information
     o   significant provisions from our Articles of Association

The Statutory Financial Statements are prepared in accordance with the accounting policies set out in Note 2 to the Consolidated Financial Statements with the exception of the accounting for goodwill. In the Statutory Financial Statements goodwill is amortized for the consolidation and Company accounts under Dutch GAAP on a straight-line basis over a period of 10 years. Dutch GAAP therefore differs from U.S.GAAP for goodwill treatment. Under U.S. GAAP goodwill is no longer amortized but tested annually for impairment. On January 1, 2002 goodwill was tested for impairment and fully written off under Dutch GAAP.

The Statutory Financial Statements should be read in conjunction with the Notes to the Consolidated Financial Statements, however, it should be noted that certain information reflected therein should not be read in conjunction with the Statutory Financial Statements because it reflects information on a consolidated basis. The information that is not applicable is as follows:

     o   Note '5. Contractual Commitments'
     o   Note '6. Income Taxes'
     o   Note '9. Significant Customers'
     o 'Defined Contribution Plan' section and SFAS No.123, Accounting for Stock-Based Compensation disclosure within the section 'Stock Option Plans' in Note '10. Retirement and Incentive Plans'
     o   Note '11. Business Segments and Geographic Information'

50 New Skies Satellites N.V. Annual Report 2002

New Skies Satellites N.V.
Company balance sheets
(In thousands of U.S. dollars, except share data)


                                                                                       December 31,
                                                                                     2002          2001
                                                                                        $             $
Assets
Current assets
Cash and cash equivalents                                                           2,892       136,071
Trade receivables                                                                  37,759        40,678
Prepaid expenses and other assets                                                   9,418         7,331
Amounts due from subsidiaries                                                      24,105        22,099
-------------------------------------------------------------------------------------------------------
Total current assets                                                               74,174       206,179

Communications, plant and other property, net (Note 2)                          1,021,143       855,583
Deferred tax asset                                                                  9,836        11,330
Investment in subsidiaries (Note 3)                                                13,377        26,378
Other assets                                                                        1,103         1,593
-------------------------------------------------------------------------------------------------------
Total                                                                           1,119,633     1,101,063
-------------------------------------------------------------------------------------------------------

Liabilities and shareholders' equity

Current liabilities
Short-term debt                                                                    10,000             -
Accounts payable and accrued liabilities                                           12,931        14,369
Income taxes payable                                                               27,418        20,465
Deferred revenues                                                                   8,043         7,980
Satellite performance incentives                                                    6,218         4,610
-------------------------------------------------------------------------------------------------------
Total current liabilities                                                          64,610        47,424

Deferred revenues and other liabilities                                             8,351         3,926
Satellite performance incentives                                                   27,639        12,529
-------------------------------------------------------------------------------------------------------
Total liabilities                                                                 100,600        63,879
-------------------------------------------------------------------------------------------------------
Shareholders' equity

Governance preference shares (227,530,000
   shares authorized, par value (euro)0.05; none issued)                                -             -
Cumulative preferred financing shares (22,753,000
   shares authorized, par value (euro)0.05; none issued)                                -             -
Ordinary shares (204,777,000 shares authorized, par
   value (euro)0.05; 130,570,241 shares issued)                                     6,026         6,026
Additional paid-in capital                                                        977,506       976,168
Retained earnings                                                                  56,019        60,664
Unearned compensation                                                                (685)         (352)
Accumulated other comprehensive loss                                                 (492)       (5,322)
Treasury stock, at cost (5,194,030 ordinary shares)                               (19,341)            -
-------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                      1,019,033     1,037,184
-------------------------------------------------------------------------------------------------------
Total                                                                           1,119,633     1,101,063
-------------------------------------------------------------------------------------------------------

See notes to statutory financial statements.

                                 Annual Report 2002 New Skies Satellites N.V. 51

New Skies Satellites N.V.
Company statements of operations
(In thousands of U.S. dollars)



                                                                   Years ended December 31,
                                                                       2002         2001
                                                                          $            $
Revenues                                                            194,483      201,945
----------------------------------------------------------------------------------------

Operating expenses:
Cost of operations                                                   66,575       58,688
Selling, general and administrative                                  32,335       35,190
Depreciation                                                         73,759       69,478
----------------------------------------------------------------------------------------
Total operating expenses                                            172,669      163,356
----------------------------------------------------------------------------------------

Goodwill impairment                                                  23,375            -
----------------------------------------------------------------------------------------

Operating income (loss)                                              (1,561)      38,589

Interest expense (income) and other, net                                329       (8,933)
----------------------------------------------------------------------------------------
Income (loss) before income tax expense                              (1,890)      47,522

Income tax expense (Note 5)                                           8,299       16,937
Equity in income of subsidiaries                                      5,544        2,483
----------------------------------------------------------------------------------------
Net income (loss)                                                    (4,645)      33,068
----------------------------------------------------------------------------------------

See notes to statutory financial statements.

52 New Skies Satellites N.V. Annual Report 2002

New Skies Satellites N.V.
Notes to statutory financial statements
Years ended December 31, 2002 and 2001

1. Summary of significant accounting policies

Significant accounting policies

The accounting policies used in the preparation of the Company Financial Statements are the same as those used in the preparation of the Consolidated Financial Statements. Please refer to the Notes to the Consolidated Financial Statements. In addition to those accounting policies, the following accounting policies for the Company Financial Statements are described below.


Presentation of amounts

The accompanying financial statements include the accounts of New Skies Satellites N.V. The Company follows accounting policies that conform with those generally accepted in the United States of America ('U.S. GAAP'). The Company believes that its application of U.S. GAAP is in accordance with accounting principles generally accepted in The Netherlands and that these financial statements are in accordance with the legal requirements for the financial statements as included in Part 9, Book 2 of The Netherlands Civil Code.


Investments in subsidiaries

Investments in subsidiaries are valued using the equity method of accounting.



2. Changes in communications, plant and other property

Changes in communications, plant and other property assets for New Skies Satellites N.V. on a stand alone and consolidated basis were as follows:


New Skies Satellites N.V.                                              2002          2001
(In thousands of U.S. dollars)                                            $             $
-----------------------------------------------------------------------------------------
Balance, January 1                                                  855,583       670,749
Additions                                                           242,433       254,312
Disposals                                                            (3,114)            -
Depreciation                                                        (73,759)      (69,478)
-----------------------------------------------------------------------------------------
Balance, December 31                                              1,021,143       855,583
-----------------------------------------------------------------------------------------


New Skies Satellites N.V. and subsidiaries                             2002          2001
(In thousands of U.S. dollars)                                            $             $
-----------------------------------------------------------------------------------------
Balance, January 1                                                  886,244    $  685,413
Additions                                                           255,004       274,167
Disposals                                                            (3,114)            -
Depreciation                                                        (80,574)      (72,593)
Currency translation adjustment                                         559          (743)
-----------------------------------------------------------------------------------------
Balance, December 31                                              1,058,119    $  886,244
-----------------------------------------------------------------------------------------


                                 Annual Report 2002 New Skies Satellites N.V. 53

New Skies Satellites N.V.
Notes to statutory financial statements
Years ended December 31, 2002 and 2001

3. Investment in subsidiaries

                                                        2002        2001
(In thousands of U.S. dollars)                             $           $
------------------------------------------------------------------------
Balance, January 1                                    26,378      26,322
Equity in earnings of subsidiaries                     5,544       2,483
Goodwill impairment                                  (23,375)          -
------------------------------------------------------------------------
                                                       8,547      28,805
Cumulative translation adjustment                      4,830      (2,427)
------------------------------------------------------------------------
Balance, December 31                                  13,377      26,378
------------------------------------------------------------------------

During 2002 an impairment test was performed on the goodwill from the purchase of New Skies Networks Pty Limited. The outcome of the test resulted in a goodwill write-off of $23.4 million.


4. Contractual commitments

In further development and operation of the Company's global commercial communications satellite system, significant additional expenditures are anticipated. At December 31, 2002, the Company had a contract for the construction, development and launch of the NSS-8 satellite, and pending final acceptance of the NSS-6 satellite, future committed payments totaling $44.0 million and $42.2 million, for the years ending December 31, 2003 and 2004, respectively. Additional commitments on these satellite programs ('satellite incentives') totaling $40.0 million will fall due over the design lives of these satellites to the extent that they continue to operate successfully throughout this time.


The Company has recorded a liability of $33.9 million at December 31, 2002 representing the present value, at a weighted average discount rate of 5.2%, of the remaining satellite incentive payments on the satellites which were in service at December 31, 2002 of $5.8 million, $5.9 million, $5.7 million, $3.9 million, $3.8 million and $15.4 million for payments to be made in the years ending December 31, 2003, 2004, 2005, 2006, 2007 and 2008 and thereafter, respectively.


Commitments as of December 31, 2002 for future payments under operating leases primarily relating to telecommunication infrastructure and office facilities are as follows:

(In thousands of U.S. dollars)                                           $
--------------------------------------------------------------------------
2003                                                                10,678
2004                                                                 8,086
2005                                                                   882
2006                                                                   628
2007                                                                   628
2008 and thereafter                                                  1,571
--------------------------------------------------------------------------
Total commitments                                                   22,473
--------------------------------------------------------------------------

5. Income tax

New Skies Satellites consolidated provision for income taxes consists of the following:

                                                             2002     2001
(In thousands of U.S. dollars)                                  $        $
--------------------------------------------------------------------------
Income tax provision - Holding Company                      8,299   16,937
Income tax provision - Subsidiaries                         2,207    2,427
--------------------------------------------------------------------------
Income tax provision - Consolidated                        10,506   19,364
--------------------------------------------------------------------------

54 New Skies Satellites N.V. Annual Report 2002

6. Personnel and remuneration

Personnel expenses can be summarized as follows:

                                                 2002     2001
(In thousands of U.S. dollars)                      $        $
--------------------------------------------------------------
Wages and salaries                             18,984   18,608
Social securities                                 633      574
Pension costs                                     672      754
--------------------------------------------------------------
Total                                          20,289   19,936
--------------------------------------------------------------

The average number of staff employed by the Group during 2002 and 2001 were 262 and 253, respectively, and the total number of personnel employed per sector were:

                                                As of December 31,
                                                 2002      2001
                                                 ----      ----
Engineering and operations                        121      120
Sales and marketing                                76       75
Other                                              67       66
--------------------------------------------------------------
Total                                             264      261
--------------------------------------------------------------

At December 31, 2002 and 2001, 146 and 140 personnel were employed in The Netherlands, respectively.


In 2002, the total remuneration of the individual members of the Supervisory Board and Management Board, including pension costs were as follows:


                                                                       Base salary      Bonus(1)  Pension    Total
(In thousands of U.S. dollars)             $                                     $          $           $        $
------------------------------------------------------------------------------------------------------------------
Supervisory Board                                 Management Board
T.M. Seddon                               87      D.S. Goldberg                450        151          27      628
J.W. Kolb                                 59      A.M. Browne                  451         95          34      580
C. Seguin                                 55      S.J. Stott                   340         71          31      442
G.D. Mueller                              54      R. Jockin                    275         92          21      388
L. Ruspantini                             53      M.J. Dent                    262         88          16      366
D. Wear                                   53      T.L. Cowart                  255         54          15      324
S.K. Fung                                 50
N. Kroes                                  39
A.S. Ganguly                              33
T. Hashimoto                              10
------------------------------------------------------------------------------------------------------------------
Total                                    493                                 2,033        551         144    2,728
------------------------------------------------------------------------------------------------------------------

(1) The bonus for year 2002 performance is subject to Supervisory Board approval.

                                 Annual Report 2002 New Skies Satellites N.V. 55

New Skies Satellites N.V.
Notes to statutory financial statements
Years ended December 31, 2002 and 2001

The Supervisory Directors and members of the Management Board also have rights to acquire ordinary shares. These rights are similar to restricted stock grants, which entitle (and require) the individual to purchase a pre-determined number of shares at a price per share equal to nominal value ((euro)0.05), and the purchase of shares subject to each grant is to be settled in three equal instalments within 30 days of the designated settlement dates, which generally are the first, second and third anniversary of the date of grant. The following table illustrates the shares subject to these rights agreements issued in 2002:

-------------------------------------------------------------------------------
                         Number of                            Number of
                         shares                               shares
-------------------------------------------------------------------------------
Supervisory Board                      Management Board
T.M. Seddon               3,643        D.S. Goldberg          108,000
J.W. Kolb                 1,822        A.M. Browne             32,505
C. Seguin                 2,004        S.J. Stott              24,468
G.D. Mueller              1,822        R. Jockin               19,255
L. Ruspantini             1,822        M.J. Dent               26,579
D. Wear                   1,822        T.L. Cowart             22,929
S.K. Fung                 1,822
N. Kroes                  2,004
A.S. Ganguly              1,822
-------------------------------------------------------------------------------
Total                    18,583                               233,736
-------------------------------------------------------------------------------

In addition the following table sets forth the information regarding stock option ownership for each member of our Supervisory Board and Management Board under the Company's stock option plans in 2002.


                                                                                    Cancelled/
                     Beginning of year         Granted           Exercised           forfeited                End of year
                    -------------------  ------------------  ------------------  ------------------  ------------------------------
                                                                                                                           Weighted
                               Weighted            Weighted            Weighted            Weighted            Weighted     average
                                average             average             average             average             average   remaining
                            share price         share price         share price         share price         share price contractual
                    Number            $  Number           $  Number           $  Number           $  Number           $       Lives
-----------------------------------------------------------------------------------------------------------------------------------
Supervisory Board
T.M. Seddon         55,191         7.56   9,108        5.49       -           -       -         -    64,299        7.27         7.1
J.W. Kolb           40,380         7.61   4,554        5.49       -           -       -         -    44,934        7.40         6.8
C. Seguin           41,489         7.62   5,009        5.49       -           -       -         -    46,498        7.39         6.9
G.D. Mueller         8,790         7.11   4,554        5.49       -           -       -         -    13,344        6.56         8.7
L. Ruspantini       37,720         7.62   4,554        5.49       -           -       -         -    42,274        7.39         6.9
D. Wear              8,790         7.11   4,554        5.49       -           -       -         -    13,344        6.56         8.7
S.K. Fung           24,390         7.69   4,554        5.49       -           -       -         -    28,944        7.34         7.6
N. Kroes            26,829         7.69   5,009        5.49       -           -       -         -    31,838        7.34         7.6
A.S. Ganguly             -            -   4,554        5.49       -           -       -         -     4,554        5.49         9.4
T. Hashimoto        37,720         7.62       -           -                   -  37,720      7.62         -           -           -
-----------------------------------------------------------------------------------------------------------------------------------
Total              281,299         7.59  46,450       5.49        -           -  37,720      7.62   290,029        7.25         7.3
-----------------------------------------------------------------------------------------------------------------------------------

Management Board
D.S. Goldberg      379,840         8.31       -          -        -           -       -         -    379,840       8.31         6.6
A.M. Browne        425,450         8.30  81,262       5.00        -           -       -         -    506,712       7.77         7.0
S.J. Stott         249,430         8.24  61,170       5.00        -           -       -         -    310,600       7.60         7.3
R. Jockin          152,230         8.83  48,062       5.00        -           -       -         -    200,292       7.91         5.9
M.J. Dent          135,770         9.39  66,448       5.00        -           -       -         -    202,218       7.95         8.0
T.L. Cowart        188,450         8.26  57,322       5.00        -           -       -         -    245,772       7.50         7.4
-----------------------------------------------------------------------------------------------------------------------------------
Total            1,531,170         8.44 314,264       5.00        -           -       -         -  1,845,434       7.85         7.2
-----------------------------------------------------------------------------------------------------------------------------------

56 New Skies Satellites N.V. Annual Report 2002

7. Business segments and geographic information

The Company monitors its operations as a single enterprise and therefore believes that it has one operating segment, which is telecommunication satellite services.


The geographic source of our revenues, based on the billing addresses of our customers, for the years ended December 31, 2002 and 2001 is as follows:

                                                        Years ended December 31,
                                                               2002      2001
(In thousands of U.S. dollars)                                    $         $
-------------------------------------------------------------------------------
North America                                                74,861    72,044
Latin America                                                24,577    34,094
Europe                                                       41,407    48,795
Asia Pacific                                                 10,096    10,961
India, Middle East and Africa                                43,542    36,052
-------------------------------------------------------------------------------
Total                                                       194,483   201,946
-------------------------------------------------------------------------------

8. List of significant subsidiaries

The significant subsidiaries as of December 31, 2002 are:


Name                                                                Location     % ownership
New Skies Networks, Inc.                                     Delaware, U.S.A.           100%
New Skies Satellites, Inc.                                   Delaware, U.S.A.           100%
New Skies Satellites Asset Holding, Inc.                     Delaware, U.S.A.           100%
New Skies Networks Pty Ltd.                        New South Wales, Australia           100%
New Skies Networks (UK) Ltd.                           London, United Kingdom           100%
New Skies Satellites (UK) Ltd.                         London, United Kingdom           100%
New Skies Satellites MAR B.V.                      The Hague, The Netherlands           100%
New Skies Satellites Kazakhstan B.V.               The Hague, The Netherlands           100%
New Skies Satellites Singapore B.V.                The Hague, The Netherlands           100%
New Skies Satellites India B.V.                    The Hague, The Netherlands           100%
New Skies Satellites Brazil Ltda.                           Sao Paulo, Brazil           100%


                                 Annual Report 2002 New Skies Satellites N.V. 57

Additional information


The following three paragraphs contain a brief summary of certain provisions of the Articles of Association of New Skies Satellites N.V. (the 'Company').

Appropriation and determination of profits

According to the Articles of Association, dividends are payable out of profits shown in the annual accounts, as signed by the members of the Board of Management and the Supervisory Board and adopted by the General Meeting of Shareholders. Profits that are not reserved may be distributed to shareholders pursuant to a shareholders' resolution, provided that the distribution does not reduce shareholders' equity below the statutory legal minimum, which is the sum of paid and called-up capital and reserve that must be retained on the basis of the law and the Articles of Association. Any dividends and distributions that are not claimed within five years after they are payable become the property of the Company. In addition, with the prior approval of the Supervisory Board, the Board of Management may:

    o Decide that all or part of the profit should be reserved and not be made available for distribution to shareholders.

    o Declare interim dividends from the distributable profits of the Company from any financial year before the Annual General Meeting of the Shareholders for such year, provided that the level of equity allows for this.

    o Pay declared dividends from the Company's existing share premium and freely distributable reserves.

    o The Articles of Association require that the financing preference shares and governance preference shares must be paid their dividends, if any, before any dividend can be paid to holders of ordinary shares.

Voting rights

Each ordinary share of the Company entitles the holder to one vote at the Annual General Meeting of Shareholders on each matter presented to shareholders for a vote. All shareholder resolutions shall be adopted with an absolute majority of the votes validly cast unless otherwise specified in the Articles of Association.

Adoption of the annual accounts

The annual accounts shall be signed by all members of the Board of Management and the Supervisory Board. Upon signing, the annual accounts will be submitted to the General Meeting of Shareholders for adoption. Prior to the annual accounts being adopted by the General Meeting of Shareholders, an auditor must express an opinion thereon and issue a statement in respect thereof. As provided by the Company's Articles of Association, adoption of the annual accounts by the shareholders discharges the Board of Management and the Supervisory Board from liability for the performance of their respective duties for the past financial year.

58  New Skies Satellites N.V. Annual Report 2002

Independent auditors' opinion


We have audited the financial statements of New Skies Satellites N.V., The Hague, The Netherlands for the year ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.


We conducted our audit in accordance with auditing standards generally accepted in The Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


In our opinion, the financial statements of New Skies Satellites N.V. give a true and fair view of the financial position of the Company as of December 31, 2002 and of the result for the period then ended in accordance with accounting principles generally accepted in The Netherlands and comply with the legal requirements for financial statements as included in Part 9, Book 2 of The Netherlands Civil Code.


Deloitte & Touche Accountants
Amsterdam, The Netherlands
January 24, 2003

                                Annual Report 2002 New Skies Satellites N.V. 59

New Skies offices                           Singapore

Head office                                 #31-05 Centennial Tower
                                            3 Temasek Avenue
Rooseveltplantsoen 4                        Singapore 039190
2517 KR The Hague                           T: +65 6238 04 00
The Netherlands                             F: +65 6238 11 41


P.O. Box 82197                              Sydney
2508 ED The Hague
T: +31 70 306 4100                          Level 26, 201 Kent Street
F: +31 70 306 4101                          Sydney NSW 2000
                                            Australia
                                            T: +61 2 90 09 88 88
Washington D.C.                             F: +61 2 90 09 88 99
2001 L Street, Suite 800
Washington D.C. 20036
USA                                         Sao Paulo
T: +1 202 478 7100
F: +1 202 478 7101                          Av. Das Nacoes Unidas 12551
                                            9 andar - Cep 04578 - 903
                                            Sao Paulo - SP Brazil
                                            T: +55 11 34 43 74 52
                                            F: +55 11 34 43 74 74


                                            New Delhi

                                            Suite #409, fourth floor
                                            International Trade Tower
                                            Nehru Place
                                            New Delhi - 110 019
                                            India
                                            T: +91 11 16 44 35 56/7
                                            F: +91 11 16 44 35 58


                                            Beijing

                                            Room 1468,
                                            Everbright Building
                                            6 Fu Xing Men Wai Street
                                            Beijing, China 100045
                                            T: +86 10 68561021
                                            F: +86 10 68561030


60 New Skies Satellites N.V. Annual Report 2002

Designed and produced by Emperor Design Consultants Ltd
Telephone 020 7729 9090 www.emperor.uk.com

New Skies Satellites N.V.

Rooseveltplantsoen 4
2517 KR The Hague
The Netherlands


T +31 70 306 41 00
F +31 70 306 41 01






www.newskies.com